SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the three-month period ended on September 30, 2008 and on September 30, 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the three-month periods

beginning on July 1, 2008 and 2007

and ended September 30, 2008 and 2007

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of September 30, 2008 and June 30, 2008

In thousand of pesos (Notes 1, 2 and 3)

	September 30, 2008	June 30, 2008
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	97,415	161,748
Investments (Note 9)	308,154	383,444
Mortgages and leases receivable, net (Note 6)	176,060	186,017
Other receivables and prepaid expenses (Note 7)	117,111	109,031
Inventories (Note 8)	56,781	53,602

Total Current Assets	755,521	893,842

NON-CURRENT ASSETS
Mortgages and leases receivable, net (Note 6)	3,580	10,395
Other receivables prepaid expenses (Note 7)	166,542	140,314
Inventories (Note 8)	141,606	129,178
Investments (Note 9)	862,740	833,373
Fixed assets, net (Note 10)	2,581,810	2,530,141
Intangible assets, net	8,935	8,612

Subtotal Non-Current Assets	3,765,213	3,652,013

Negative Goodwill, net	(65,724)	(73,883)

Total Non-Current Assets	3,699,489	3,578,130

Total Assets	4,455,010	4,471,972

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 11)	189,671	242,063
Mortgages payable (Note 12)	3,078	2,919
Customer advances (Note 13)	112,656	104,584
Short-term debt (Note 14)	242,847	187,234
Salaries and social security payable	31,674	33,955
Taxes payable	73,461	76,708
Other liabilities (Note 15)	96,051	94,804

Total Current Liabilities	749,438	742,267

NON-CURRENT LIABILITIES
Trade accounts payable (Note 11)	53,831	55,140
Mortgages payable (Note 12)	804	1,538
Customer advances (Note 13)	124,883	98,797
Long-term debt (Note 14)	1,126,380	1,119,726
Taxes payable	49,113	35,327
Other liabilities (Note 15)	38,274	38,284

Total Non-Current Liabilities	1,393,285	1,348,812

Total Liabilities	2,142,723	2,091,079

Minority interest	458,374	456,715
SHAREHOLDERS’ EQUITY	1,853,913	1,924,178

Total Liabilities and Shareholders’ Equity	4,455,010	4,471,972

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain Vice-president II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

In thousands of pesos, except “earnings per share” (Notes 1, 2 and 3)

	September 30, 2008	September 30, 2007
Revenues	218,383	195,593
Costs	(104,845)	(81,388)

Gross profit	113,538	114,205

Gain from recognition of inventories at net realizable value	2,819	1,909
Selling expenses	(48,927)	(26,320)
Administrative expenses	(44,765)	(41,265)

Subtotal	(90,873)	(65,676)

Net income from retained interest in securitized receivables	(23,749)	6,707
Gain from operations and holdings of real estate assets	196	—

Operating income (Note 4)	(888)	55,236

Amortization of goodwill	536	106
Financial results generated by assets:
Interest income	6,229	9,598
Interest on discount by assets	(698)	(290)
Loss on financial operations	(18,653)	(16,905)
Exchange differences	8,980	12,577

Subtotal	(4,142)	4,980

Financial results generated by liabilities:
Interest on discount by liabilities	(53)	(85)
Exchange differences	(32,298)	(19,147)
Financial expenses	(25,254)	(26,483)

Subtotal	(57,605)	(45,715)

Financial results, net	(61,747)	(40,735)

Loss on equity investees	(28,648)	(19,548)
Other expenses, net (Note 16)	(1,342)	(2,575)

Loss before taxes and minority interest	(92,089)	(7,516)

Income tax and Minimum Presumed Income Tax (MPIT)	2,429	(12,429)
Minority interest	19,395	(10,078)

Net loss for the period	(70,265)	(30,023)

Earnings per share
Basic net loss per share (Note 24)	(0.121)	(0.064)
Diluted net loss per share (Note 24)	(0.121)	(0.057)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain Vice-president II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

In thousands of pesos (Notes 1, 2 and 3)

	September 30, 2008	September 30, 2007
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	389,004	708,523
Cash and cash equivalents as of end of period	230,472	631,178

Net decrease in cash and cash equivalents	(158,532)	(77,345)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(70,265)	(30,023)
Plus income tax and MPIT accrued for the period	(2,429)	12,429
Adjustments to reconcile net income to cash flows from operating activities:
• Loss on equity investees	28,648	19,548
• Amortization of goodwill	(536)	—
• Minority interest	(19,395)	10,078
• Allowances and provision	23,593	9,665
• Amortization and depreciation	32,177	31,024
• Financial results	68,814	32,074
• Gain from operations and holdings of real estate assets	(196)	—
• Gain from recognition of inventories at net realizable value	(2,819)	(1,909)
Changes in operating assets and liabilities:
• (Increase) Decrease in current investments	(20,531)	7,775
• (Increase) Decrease in non-current investments	(38,676)	7,052
• Decrease (Increase) in mortgages and lease receivables	6,448	(27,042)
• Increase in other receivables	(27,183)	(12,556)
• Increase in inventories	(11,999)	(381)
• Increase in intangible assets	(908)	—
• Increase (Decrease) in taxes payable, social security payable and customer advances	37,530	(3,357)
• (Decrease) Increase in trade accounts payable	(56,929)	8,937
• Increase (Decrease) in accrued interest	1,749	(2,473)
• Increase in other liabilities	2,247	3,429

Net cash (used in) provided by operating activities	(50,660)	64,270

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increases in cash for companies acquired net of cash acquired	—	—
• Increase in minority interest	(69,296)	—
• Acquisitions and improvements of fixed assets	(69,257)	(254,075)
• Acquisitions of undeveloped parcels of land and other non current investments	(976)	(92)
• Expenses for advances in purchase of shares	—	(758)
• Decrease of goodwill	45	—
• Loans granted	(36)	(3,640)
• Cash collected from the insurance of Alto Avellaneda’s Shopping Center damages	—	2,102

Net cash used in investing activities	(139,520)	(256,463)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in short-term debt and long-term debt	15,303	—
• Payment of short-term debt and long-term debt	(23.336)	(9,510)
• Increase in current account, net	33,774	8,814
• Additional paid in capital from minority shareholders	13.386	—
• Decrease of mortgages payables	(736)	(4,843)
• Issuance of common stock	—	110,647
• Dividends payments	—	(926)
• Capital contribution by minority owners in related companies	—	10,666
• Re-purchase of financial debt	(6,743)	—

Net cash provided by financing activities	31.648	114.848

NET DECREASE IN CASH AND CASH EQUIVALENTS	(158.532)	(77.345)

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain Vice-president II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

In thousands of pesos (Notes 1, 2 and 3)

	September 30, 2008	September 30, 2007
Supplemental cash flow information
• Interest paid	39,379	35,121
• Income tax paid	8,994	1,798

Non-cash activities:
• Increase in fixed assets through an increase in accounts payable	2,159	—
• Transfer of inventories to non-current investments	—	3,827
• Transfer of undeveloped parcels of land to an inventories	101	—
• Increase in fixed assets through an increase in accounts payable	—	2,676
• Issuance of Trust Exchangeable Certificates	10,241	29,273
• Conversion of negotiable obligations into common shares	—	56,657
• Increase in goodwill through a decrease in minority interest	7,668	—
• Increase in inventories through an increase in accounts payable	678	—
• Increase in inventories through a decrease in other receivables	384	—

Alejandro G. Elsztain Vice-president II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

In thousand of pesos

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its unaudited balance sheets at September 30, 2008 and June 30, 2008 and the unaudited statements of income and cash flows for the three- month periods ended September 30, 2008 and 2007 line by line with the unaudited financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated financial statements include the assets, liabilities and results of operations of the following subsidiaries:

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
COMPANIES	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Pereiraola S.A.I.C.I.F.y A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
Quality Invest S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A.	100.00	100.00	100.00	100.00
Patagonian Investment S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A.	100.00	90.00	100.00	90.00
Financel Communications S.A.	80.00	80.00	80.00	80.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”)	63.34	63.34	63.34	63.34
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A.	100.00	100.00	100.00	100.00

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

In addition, the assets, liabilities and results of operations of the Company subsidiaries that follow have been included in the unaudited consolidated financial statements, applying the proportional consolidation method.

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
COMPANIES	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008
Rummaala S.A (Note 37)	50.00	50.00	50.00	50.00
CYRSA S.A. (2)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (1)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control of this company with ECIPSA.
(2)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (see Note 37).

b.	Comparative Information

Balances items as of June 30, 2008 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances for the three-month period ended September 30, 2008 of the income, shareholder’s equity and cash flows statements are shown for comparative purposes with the same period of the previous fiscal year.

NOTE 2:	CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date again, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 2:	(Continued)

The rate used for restatement of items was the domestic whole revenue price index published by the National Institute of Statistics and Census.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. The Note 1 to the unaudited basic financial statements details the most significant accounting policies applied by the Company. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that Note.

a.	Revenue recognition

In addition to the description in the unaudited basic financial statements:

•	Net income for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales).

Furthermore, pursuant to the rent adjustment clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following the accrue method.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

a.	(Continued)

Additionally, APSA monthly charges its tenants administration fees relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. These fees are prorated among the tenants according to their leases and varies from shopping center to shopping center.

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (Altocity.com S.A’s continuing company), companies in which APSA have shares of 99.9999% and 100% respectively, act as the leasing agents for APSA bringing together that company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s and Comercializadora Los Altos S.A’s. revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value. Revenues are recognized at the time the transaction is successfully concluded.

•	Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist commissions, financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued.

Income generated from granting consumer loans mainly includes financial interest which are recognized by the accrued method during the period irrespective of whether collection has or has not been made.

•	Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

b.	Intangible assets

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

This item reflects expenses generated by the opening of new shopping malls restated as mentioned in Note 2. Those expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

•	Projects Development Expenses

Intangible assets, related to new projects development expenses, have been valued at acquisition cost and they will be amortized during the period in which the Company starts developing the project.

The value of the intangible assets does not exceed their estimated recoverable value at period end.

c.	Goodwill

i) Negative goodwill: Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life, that in no case exceed 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Includes goodwill originated from the purchase of shares of Emprendimiento Recoleta S.A., Empalme S.A.I.C.F.A y G. and Mendoza Plaza Shopping S.A. (through APSA) and Palermo Invest S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

c.	(Continued)

ii) Positive goodwill: the goodwill represents the excess of the acquisition cost over the net assets’ market value of the business acquired to the share percentage.

Includes the goodwill originated by the purchase of shares of Tarshop S.A. and Fibesa S.A (through APSA).

Additionally, also includes goodwill originated from the purchase of net assets of Museo Renault y Della Paolera 265.

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weight average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from acquisition of net assets and shares in companies has been shown in the “Goodwill” caption. Amortizations were classified in the “Amortization of the “Goodwill” caption of the statement of income.

Values thus obtained do not exceed the respective estimated recoverable values at period/year end.

d.	Liabilities in kind:

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. The Company estimates that this value does exceed the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade account payables”.

NOTE 4:	NET OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Sales and development of properties, Office and others, Shopping centers, Consumer finance segment, Hotel and financial operations and others. As mentioned in Note 1, the unaudited consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and sale of building business.

•	Office and others

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Consumer financing

This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A.; APSA’s subsidiary.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited basic financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of September 30, 2008

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer financing	Financial Operations and others	Total
Revenues	2,255	29,504	95,128	42,241	48,792	463	218,383
Costs	(1,701)	(7,796)	(26,034)	(24,941)	(44,373)	—	(104,845)
Gross profit	554	21,708	69,094	17,300	4,419	463	113,538
Income from valuation of inventories at net sale value	2,819	—	—	—	—	—	2,819
Selling expenses	(524)	(1,513)	(5,155)	(4,498)	(37,237)	—	(48,927)
Administrative expenses	(4,063)	(5,325)	(10,301)	(7,957)	(17,119)	—	(44,765)
Net gain in credit card trust Tarjeta Shopping	—	—	—	—	(23,749)	—	(23,749)
Gain from operations and holding of real estate assets	196	—	—	—	—	—	196

Operating income	(1,018)	14,870	53,638	4,845	(73,686)	463	(888)

Depreciation and amortization (b)	139	6,393	20,162	3,919	451	—	31,064

Addition of fixed assets and intangible assets	9,021	481	57,543	2,628	492	—	70,165
Non-current investments in other companies	—	—	—	—	—	357,885	357,885

Operating assets	448,343	1,005,891	1,678,912	231,700	99,847	—	3,464,693
Non- Operating assets	30,432	64,575	90,561	17,773	25,576	761,400	990,317
Total assets	478,775	1,070,466	1,769,473	249,473	125,423	761,400	4,455,010

Operating liabilities	23,785	114,059	235,759	29,976	186,479	—	590,058
Non-Operating liabilities	259,648	220,904	685,867	208,323	94,906	83,017	1,552,665
Total liabilities	283,433	334,963	921,626	238,299	281,385	83,017	2,142,723

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of September 30, 2007

	Development and sale of properties	Office and Other non- shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer financing	Financial Operations and others	Total
Revenues	1,216	20,695	80,140	35,278	57,993	271	195,593
Costs	(1,012)	(7,760)	(25,883)	(19,769)	(26,837)	(127)	(81,388)
Gross profit	204	12,935	54,257	15,509	31,156	144	114,205
Income from valuation of inventories at net sale value	1,909	—	—	—	—	—	1,909
Selling expenses	(794)	(936)	(6,680)	(3,390)	(14,520)	—	(26,320)
Administrative expenses	(5,012)	(5,594)	(8,105)	(7,217)	(15,337)	—	(41,265)
Net gain in credit card trust Tarjeta Shopping	—	—	—	—	6,707	—	6,707
Gain from operations and holding of real estate assets	—	—	—	—	—	—	—

Operating income	(3,693)	6,405	39,472	4,902	8,006	144	55,236

Depreciation and amortization (b)	37	7,558	17,919	3,153	464	—	29,131

Addition of fixed assets and intangible assets (c)	3,118	442,585	250,887	40,077	6,822	—	743,489
Non-current investments in other companies (c)	—	—	—	—	—	318,250	318,250

Operating assets (c)	436,392	999,060	1,642,341	233,613	113,052	—	3,424,458
Non- Operating assets (c)	26,519	57,433	62,649	18,426	21,068	861,419	1,047,514
Total assets (c)	462,911	1,056,493	1,704,990	252,039	134,120	861,419	4,471,972

Operating liabilities (c)	25,530	100,430	250,957	33,115	205,671	—	615,703
Non-Operating liabilities (c)	247,320	209,399	662,174	199,813	75,714	80,956	1,475,376
Total liabilities (c)	272,850	309,829	913,131	232,928	281,385	80,956	2,091,079

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information as of June 30, 2008.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 5:	CASH AND BANKS

The breakdown for this item is as follows:

	September 30, 2008	June 30, 2008
Cash in local currency	3,855	4,930
Cash in foreign currency	706	931
Banks in local currency	19,211	39,736
Banks in foreign currency	72,250	114,524
Checks to be deposited	1,393	1,627

	97,415	161,748

NOTE 6:	MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	September 30, 2008		June 30, 2008
	Current	Non- Current	Current	Non- Current
Debtors from leases	76,707	1,604	78,353	2,117
Debtors from credit card	100,739	8,171	116,972	9,684
Checks to be deposited	71,390	—	52,244	—
Debtors from sale of real estate	2,299	491	1,591	550
Debtors from leases under legal proceedings	30,296	—	28,141	—
Debtors from hotel activities	9,343	—	9,724	—
Debtors under legal proceedings and past due debts	1,409	—	1,409	—
Related parties	1,788	—	1,952	—
Less:
Allowance for leases, credit cards and sale of real estate	(117,911)	(6,686)	(104,369)	(1,956)

	176,060	3,580	186,017	10,395

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 7:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	September 30, 2008		June 30, 2008
	Current	Non-Current	Current	Non-Current
Related parties	27,419	4	26,282	245
Receivables from the sale of shares	28,528	—	27,527	—
Value added tax (“VAT”) receivable	711	40,077	1,811	31,064
Prepaid expenses and services	19,486	201	21,508	244
Trust programs account receivables (Note 18)	10,844	7,219	6,497	12,931
Expenses to be recovered	4,787	—	5,184	—
Gross sales tax	835	1,672	840	1,173
MPIT credits	7,380	26,306	7,799	23,536
Income tax advances and withholdings	6,138	111	1,208	—
Pre-paid insurance	91	—	384	—
Guarantee of defaulted credits (2)	332	3,138	457	3,178
Loans granted	1,564	—	1,515	—
Guarantee deposits (1)	297	398	296	392
Judicial liens	212	—	212	—
Administration and reserve fund	192	—	192	—
Tax on personal assets to be recovered	44	—	—	—
Deferred Income Tax	—	90,508	—	70,055
Mortgages receivable under legal proceeding	—	2,208	—	2,208
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Present value – other receivables	—	(6,365)	—	(5,587)
Receivable for services of third offered in Tarshop’ business	2,777	—	1,578	—
Other	5,474	3,273	5,741	3,083

	117,111	166,542	109,031	140,314

(1)	Includes restricted cash (see Note 17).
(2)	See Note 17

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	September 30, 2008		June 30, 2008
	Current	Non- Current	Current	Non- Current
Credit from barter transaction of Dique III 1 c) (2)	44,028	—	42,485	—
San Martín de Tours	1,204	189	1,158	728
Credit from barter of Benavidez (Note 26)	—	9,995	—	9,995
Dock 13	2,686	—	1,250	317
Abril / Baldovinos	3,965	3,347	4,377	3,352
Torres Jardín	106	55	170	42
Torres de Abasto	325	—	325	—
Padilla 902	297	—	—	—
Horinzons (Note 37)	—	76,502	—	64,300
Credit from barter of Caballito (Cyrsa) (3)	—	20,592	—	19,742
Credit from barter of Caballito (Koad) (1)	—	22,663	—	22,663
Credit from barter Rosario (Note 39)	—	3,387	—	3,379
Caballito land	—	4,429	—	4,429
Other inventories	4,170	447	3,837	231

	56,781	141,606	53,602	129,178

(1)	See Note 16 to the unaudited basic financial statements.
(2)	See Note 15 to the unaudited basic financial statements.
(3)	See Note 22 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 9:	INVESTMENTS

The breakdown for this item is as follows:

	September 30, 2008	June 30, 2008
Current
Mutual funds (2)	91,980	150,123
Time deposits and money markets	83,861	138,232
Certificates of participation—Tarshop Trust (1)	65,369	57,106
Mortgage bonds (1)	1,139	1,286
United States Treasury Bond (1)	47,176	24,448
PRE 2009 bonds (1)	13,769	15,199
PRO 2012 bonds (1)	5,873	6,179
Allowance for impairment of investments (1)	(3,307)	(11,423)
Other investments (1)	2,294	2,294

	308,154	383,444

Non-current
Banco Hipotecario S.A.	260,701	289,298
Banco de Crédito y Securitización S.A.	5,243	5,444
Manibil S.A.	23,629	23,508
Tarshop Trust	105,353	111,675
IRSA I Trust Exchangeable Certificate	653	653
Advance for the acquisition of a Company (Note 38)	7,485	6,383
Allowance for impairment of investments	(6,252)	(577)
Prevision por desvalorizacion de inversiones	68,312	—
Other investments	40	40

	465,164	436,424

Undeveloped parcels of land:
Santa María del Plata	135,785	135,785
Puerto Retiro (Note 17)	54,251	54,498
Patio Olmos	32,944	32,944
Caballito	36,696	36,696
Pereiraola	21,717	21,717
Torres de Rosario plot of land	17,285	17,093
Air space Coto	13,143	13,143
Canteras Natal Crespo	5,555	5,555
Pilar	3,408	3,408
Torres Jardín IV	3,030	3,030
Padilla 902 (3)	—	101
Luján	9,587	9,510
Terreno Beruti plots of land	52,030	52,030
Other undeveloped parcels of land	12,145	11,439

	397,576	396,949

	862,740	833,373

(1)	Not considered cash equivalent for purposes of presenting the unaudited statements of cash flows.
(2)	As of September 30, 2008 includes: Ps. 2,308 corresponding to NCH Development Partner and Ps. 40,476 corresponding to common investment fund “Dolphin Fund PLC”, not considered as cash for the purpose of the unaudited statement of cash flows, and as of June 30, 2008: Ps. 58,072 corresponding to common investment fund “Dolphin Fund PLC”, Ps. 3,027 corresponding to NCH Development Partner fund, fund not considered as cash for the purpose of the unaudited statement of cash flows.
(3)	Disclosed net of the allowance for impairments of Ps. 259 as of June 30, 2008. See comments in Note1.5.i, basic unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 10:	FIXED ASSETS

The breakdown for this item is as follows:

	September 30, 2008	June 30, 2008
Hotels
Llao-Llao	92,604	92,868
Intercontinental	59,093	59,402
Libertador	45,367	46,501
Bariloche plots of land (Note 31)	21,900	21,900

	218,964	220,671

Office buildings
Edificio República (1)	227,652	228,767
Della Paolera 265 (3)	164,824	165,463
Bouchard 551(2)	154,644	155,226
Intercontinental Plaza	89,536	90,526
Bouchard 710	67,050	67,305
Maipú 1300	40,695	41,029
Libertador 498	39,275	39,632
Laminar Plaza	28,131	28,342
Dock del Plata	25,523	25,654
Costeros Dique IV	20,140	20,287
Reconquista 823	18,281	18,445
Edificios Costeros (Dique II)	17,785	17,922
Suipacha 652	11,727	11,840
Avda. de Mayo 595	4,898	4,957
Libertador 602	2,707	2,732
Avda. Madero 942	2,239	2,285
Madero 1020	682	696
Sarmiento 517	359	363
Rivadavia 2768	263	269

	916,411	921,740

Commercial real estate
Constitución 1111	972	983
Store Cruceros	275	277
Abril	2,839	2,890

	4,086	4,150

Other fixed assets
Work in progress Dique IV	44,655	36,387
Santa María del Plata	12,494	12,494
Museo Renault (4)	4,946	4,970
Constitución 1159	4,100	4,100
Thames	3,899	3,899
Torre Renoir I	1,485	1,491
Alto Palermo Park	550	551
Others	3,534	2,838

	75,663	66,730

Shopping Center
Panamerican Mall	328,833	283,361
Abasto	178,794	180,972
Alto Palermo	177,415	178,622
Patio Bullrich	100,168	101,291
Alto Avellaneda	93,420	96,271
Mendoza Plaza Shopping	87,335	88,363
Alto Rosario	81,189	81,630
Córdoba Shopping – Villa Cabrera (Note 32)	71,895	72,464
Paseo Alcorta	71,700	72,144
Alto Noa	24,553	25,039
Buenos Aires Design	13,068	13,617
Neuquén Project (Note 28)	12,955	12,912
Financial advance for fixed assets purchase (Note 40)	73,095	60,025
Other fixed assets	43,958	41,721
Other properties	8,308	8,418

Subtotal Shopping Center	1,366,686	1,316,850

Total	2,581,810	2,530,141

(1)	See Note 17 to the unaudited basic financial statements.
(2)	See Note 18 to the unaudited basic financial statements.
(3)	See Note 24 to the unaudited basic financial statements.
(4)	See note 25 to the unaudited basic financial statements

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 11:	TRADE ACCOUNT PAYABLES

	September 30, 2008		June 30, 2008
	Current	Non- Current	Current	Non- Current
Accounts payables	152,111	53,831	197,150	55,140
Accruals	35,276	—	38,471	—
Related parties	1,966	—	1,602	—
Others	318	—	4,840	—

	189,671	53,831	242,063	55,140

NOTE 12:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	September 30, 2008		June 30, 2008
	Current	Non- Current	Current	Non- Current
Mortgage payable Bariloche plots of land (Note 31)	3,078	804	2,919	1,538

	3,078	804	2,919	1,538

NOTE 13:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	September 30, 2008		June 30, 2008
	Current	Non- Current	Current	Non- Current
Advanced payments from customers	50,587	30,829	48,472	13,727
Admission rights	38,192	56,633	34,906	48,613
Leases and service advances (1) (2) (Note 32)	23,877	37,421	21,206	36,457

	112,656	124,883	104,584	98,797

(1)	The balance of rents and services advance payments include Ps. 0,3 million and Ps. 3.4 million current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Alto Noa Shopping Centers. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of September 30, 2008 the semiannual Libo rate was 4.025%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.
(2)	Includes advances of Ps. 5.5 from Wal - mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA’s Subsidiary) S.A., for a 30 years’ term as from the date in which the commercial center is inaugurated, or from the day in which the lessee opens the store prior to the inauguration of the shopping center.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 14:	SHORT AND LONG–TERM DEBT

The breakdown for this item is as follows:

	September 30, 2008		June 30, 2008
	Current	Non- Current	Current	Non- Current
Bank loans (2)	171,206	113,519	133,920	109,935
Bank loans – Accrued interest (2)	13,687	—	7,744	—
Debt related to purchase of subsidiaries (3)	16,277	9,405	24,703	9,075
Negotiable obligations 2017 – Capital (4)	—	470,250	—	453,750
Negotiable obligations 2017 – Interest (4)	6,662	—	15,963	—
Expenses for issuance of debt – Negotiable Obligation 2017 (4)	(875)	(6,486)	(875)	(6,705)
Negotiable obligations – APSA US$ 120 M. – Capital (5)	—	376,200	—	363,000
Negotiable obligations – APSA US$ 120 M. – Interest (5)	11,439	—	3,970	—
Expenses for issuance of debt – APSA US$ 120 M. (5)	(508)	(3,938)	(508)	(4,065)
APSA 2014 Convertible Notes (1)	—	48,560	—	46,856
APSA 2014 Convertible Notes – Accrued interest (1)	945	—	2,144	—
Negotiable obligations – APSA Ps. 154 M. – Capital (5)	19,883	119,296	—	148,420
Negotiable obligations – APSA Ps. 154 M. – Interest (5)	4,635	—	862	—
Expenses for issuance of debt – Negotiable obligations – APSA Ps. 154 M. (5)	(504)	(426)	(689)	(540)

	242,847	1,126,380	187,234	1,119,726

(1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 22 to the unaudited consolidated financial statements, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
(2)	The outstanding balance at September 30, 2008 includes mainly the following loans:
(a)	Hoteles Argentinos S.A. mortgage loan amounting to US$ 5,562. See Note 17 ii)
(b)	Several loans of APSA’s subsidiary Tarshop, maintained with Industrial de Azul, Standard Bank, Itaú Buen Ayre, Mariva, CMF, BST, BNP Paribas, Supervielle and Comafi banks.
(c)	Overdrafts
(d)	Debt for purchase Edificio Republica (See note 17 to the unaudited basic financial statements)
(e)	Debt for the purchase of Beruti plot of land.
(3)	The balance as of September 30, 2008 mainly includes: (a) Ps. 6,367 corresponding to the amount owed for the acquisition of the shareholding of Empalme S.A.I.C.F.A. y G. This loan accrues 6% nominal annual interest, payable in 4 installments of US$ 2.0 million each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. As of June 16, 2008, the third installment was paid (See Note 20); (b) US$ 6.0 million related to the purchase of 33.33% of the shareholding of Palermo Invest S.A. (See Note 30).
(4)	See Notes 19 to the unaudited basic financial statements.
(5)	See Note 35.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 15:	OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2008		June 30, 2008
	Current	Non-current	Current	Non-current
Related parties	10,968	18	6,107	—
Directors’ fees provision	16,189	—	15,658	—
Directors’ fees advances	(8,217)	—	(1,837)	—
Provisions for contingencies (1)	1,555	7,746	1,787	8,020
Administration and reserve fund	3,081	—	2,356	—
Guarantee deposits	3,524	4,688	3,666	4,069
Donations payable	3,938	—	4,656	—
Contributed leasehold improvements to be accrued and unrealized gains (Note 27)	476	10,328	1,015	10,055
Present value – other liabilities	—	(232)	—	(285)
Directors’ guarantee deposits	—	20	—	20
Payables to Nacionals Park Administration (Note 25)	10,177	—	10,189	—
Loans with shareholders of related parties	44,083	10,973	39,166	10,588
Operations of with derivative financial instruments (Note 21)	3,226	—	4,600	—
Other	7,051	4,733	7,441	5,817

	96,051	38,274	94,804	38,284

(1)	The Company has recorded provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.

NOTE 16:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2008	September 30, 2007
Other income:
Recovery of allowances	—	508
Others	674	180

Subtotal other income	674	688

Other expenses:
Tax on personal assets	(1,519)	(1,571)
Donations	(124)	(426)
Allowance for doubtful accounts	—	(73)
Lawsuits contingencies	(31)	(344)
Unrecoverable VAT receivable	(67)	(739)
Other	(275)	(110)

Subtotal other expenses	(2,016)	(3,263)

Total Other expenses, net	(1,342)	(2,575)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 17:	RESTRICTED ASSETS

i)	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of the Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

ii)	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston International (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance will accrue LIBO interest rate 6 months plus 7.0% and will be paid off in installments, being the last of US$ 5,070 due in March, 2010.

In addition, two credit default swaps were subscribed. One between IRSA and CSFB for 80% of the restructured debt value, and the other one is between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSFB for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSFB in case of non-compliance with HASA’s obligations. For valuable consideration, the Company and Starwood will be paid a coupon on a periodical basis. To support the obligations assumed, the Company deposited as guarantee the amount of US$ 1.2 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 17:	(Continued)

iii)	Cyrsa has mortgaged for US$ 12,600 the Caballito plot to guarantee its obligations, as mentioned in Note 22 to the unaudited basic financial statements.

iv)	Llao Llao still has a mortgage of US$ 2,800 on the plots acquired in Bariloche, as mentioned in Note 31.

v)	The Company has furnished a first degree pledge on 26,750,000 shares of Rummaalá S.A., which represent 77.50% of this company’s total capital, to guarantee the handing over of the units engaged as payment in kind for the purchase of Rummaalá S.A., (see Note 32).

Alto Palermo Group - Restricted assets

a)	The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because of the financial payable of Empalme S.A.I.C.F.A. y G. to NAI INTERNACIONAL II Inc. (See Note 35).

b)	The accounts receivable financial trusts include the contingency funds of financial trust as credit protection for investors that as of September 30, 2008 amounted to Ps. 11,350. They are restricted availability credits until settlement in accordance with the respective prospectuses.

c)	As of September 30, 2008, under other current receivables, APSA has deposit that are restricted in accordance with the following amounts:

i)	Ps. 56, concerning the case “Saavedra Walter Ricardo with Alto Palermo S.A. and others about dismissal”;

ii)	Ps. 53, concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”;

iii)	Ps. 19, concerning the case “Chavez Andrés Ramiro with Alto Palermo S.A about dismissal.”;

d)	As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of September 30, 2008 amounts to Ps. 36.7 million (disclosed in the “Non-current investments”).

e)	As of September 30, 2008 there is Ps. 34.6 million in Equity investments account related to shares of Empalme S.A.I.C.F.A. y G., which have been pledged.

f)	In the current investments line BONTE 2006 titles were included in the amount of Ps. 34, that are deposited as rental guarantee.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 17:	(Continued)

g)	A pledge was granted to the new Banco Industrial de Azul S.A. over Certificate of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIV and XXXVI in the face value amount of Ps. 12,136.

h)	In addition, during the current period Tarshop S.A. granted the pledge to Banco CMF S.A., over, Certificate of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXXIII in the face value amount of Ps. 10,120; and to Banco Comafi S.A., also as pledge, over Certificate de Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII and XXXV in the amount of face value Ps. 9,129.

i)	During April 2008, a pledge was granted to Banco Supervielle over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXVII and XXXVIII, in the face value amount of Ps. 11,108.

j)	As of September 30, 2008, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance of the purchase price for USD 8.9 million. (See note 46)

k)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta has been encumbered for an amount of Ps. 180,454 (disclosed in “Fixed assets”).

NOTE 18:	TARSHOP S.A. CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

Tarshop S.A. has ongoing securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificate de Participation (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 18:	(Continued)

In consideration of the credit transfer to the Trusts, which have been eliminated from the Tarshop’s S.A. balance sheet, that received cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the trusts. The latter are recorded at their equity values at the closing of the period, net of allowances, on the basis of the financial statements issued by the trusts.

Tarshop S.A., agreed on a Securitization Program of consumption portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

Under this Securitization Program, at September 30, 2008, Tarshop S.A. transferred to financial trusts the total amount of Ps. 1,891 million of credits receivable originated in the use of its clients’ credits cards and personal loans carrying promissory notes. Consequently, T.D.F. Series “A” were issued for Ps. 1,591 million, T.D.F. Series “B” for Ps. 117 million, C.P. Series “C” for Ps. 182 million, and C.P. Series “D” for Ps. 1 million.

On the other hand, Tarshop S.A. acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investors through a public offer in Argentina. As credit protection to investors, a cash reserve has been constituted for losses in the amount of Ps. 16.2 million.

NOTE 19:	MORTGAGE RECEIVABLE SECURITIZATION

In December 2001, the Company, and certain indirect subsidiaries on one side (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust. The trustors sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,586 to the Trustee, in exchange for (i) US$ 10,000 cash (ii) US$ 3,300 Class A Participation Certificates (iii) US$ 2,600 Class B and C Participation Certificates, (iv) US$ 10,686 Class D Participation Certificates.

As of September 30, 2008, the value of Class D Participation Certificates amounted to Ps. 544 in IRSA and Ps. 109 in Inversora Bolivar S.A. Class A, B, and C Certificates have been totally amortized at period end.

NOTE 20:	ACQUISITION OF CORDOBA SHOPPING

On July 7, 2006 Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) subscribed a sale contract of shares for the purchase of all the shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. This operation was subject to certain conditions precedent, one of these being the approval of the National Commission for the Defense of Competitiveness. This condition was duly approved and notified on December 20, 2006.

The agreed price for such operation is a gross amount of twelve million dollars (US$ 12,000) plus a variable amount arising from the adjustment after year end (originally established in the contract), which was determined in Ps. 3,961. The Company was incorporated on December 31, 2006. During June 2008 APSA and SAPSA paid an amount of US$ 2.2 million related to the third installment of capital and interest, remaining one installment of two million dollars (US$ 2,000), due in December, 2008. Such installment accrues interest at a 6% nominal annual rate. To secure

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 20:	(Continued)

the unpaid purchase price, it has been pledged in favor of the sellers 100% of Empalme’s shares. With the installment cancellation, the encumbrance will be lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents for APSA and SAPSA a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

NOTE 21: OPERATIONS WITH DERIVATIVE INSTRUMENTS

As of September 30, 2008, the open operations are as follows:

Forward contracts	Banks	Amount	Maturity	Accumulated loss (1)
Open operations
Purchase of dollars	Citibank	2,000	10/31/2008	(219)
Purchase of dollars	Santander	4,000	10/31/2008	(445)
Purchase of dollars	Santander	2,000	01/30/2009	(252)
Purchase of dollars	Itau	2,000	01/30/2009	(250)
Purchase of dollars	Santander	2,000	01/30/2009	(220)
Purchase of dollars	Santander	2,000	01/30/2009	(215)
Purchase of dollars	Citibank	2,000	01/30/2009	(222)
Purchase of dollars	Citibank	2,000	01/30/2009	(228)
Purchase of dollars	Itau	5,000	01/30/2009	(600)
Purchase of dollars	Itau	2,000	01/30/2009	(230)
Purchase of dollars	Citibank	3,000	01/30/2009	(345)

Total				(3,226)

(1)	During the period, the income recognized for open operations amounted to Ps. 1,024

The result generated by the mentioned operations is included in Financial loss generated by liabilities and included a loss of Ps. 19 related to cancelled operations.

NOTE 22:	ALTO PALERMO - ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, APSA issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each. This series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 22:	(Continued)

-	Issue currency: US dollars.

-

Due date: On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Negotiable Obligations (CNO) to be classified as non-current in these unaudited financial statements. Since the conditions of the CNO have not substantially modified, the postponement of the original maturity have not had an impact on these unaudited financial statements.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.10) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

-

Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On September 30, 2008, the holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2,770, with the consequent issuance of common stock of nominal value Ps. 0.1 per share. As of September 30, 2008 the total amount of APSA Convertible Negotiable Obligations amounted to US$ 47.2 million of which US$ 31,738 correspond to the Company which is eliminated in the consolidation process.

On July 21, 2008, an amount of US$ 2.3 million was paid related to the twelfth interest installment.

NOTE 23:	INCREASE FROM EQUITY INTEREST - MENDOZA PLAZA SHOPPING

On September 29, 2004, upon executing the agreement of the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, APSA subscribed an agreement with Inversiones Falabella Argentina S.A. by which the latter had the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A. (PUT) to APSA, which may be exercised until the last working day of October 2008, in the amount of US$ 3.0 million under the terms specifically established in the contract.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the PUT exercise previously granted by which this company sells Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered shares of common stock, Class A, with face value of ARS 1 each and with 5 voting rights per shares and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of ARS 1 each and with 1 voting rights per shares , thus acquiring 5% (five percent) of the shares on behalf of Shopping Alto Palermo S.A. (SAPSA).

Total shares acquired represent 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of US$ 3.0 million established in the respective option agreement (equivalent to Ps. 9.1 million). Such price was full paid in by APSA on July 2, 2008, when the respective deed to close both companies was executed.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 23:	(Continued)

The shares acquired on behalf of Shopping Alto Palermo S.A. (SAPSA) were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$ 1,027 will be returned to APSA on October 2, 2008 (See note 14).

NOTE 24:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares. The latter has been determined considering the number of additional common shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into common shares, up to nominal amount of US$ 100,000.

In thousands:

	September 30, 2008	September 30, 2007
Weighted - average outstanding shares	578,676	471,067
Conversion of Negotiable Obligations	—	26,896
Weighted - average diluted common shares	578,676	497,963

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	September 30, 2008	September 30, 2007
Net income for calculation of basic earnings per share	(70,265)	(30,023)
Exchange difference	—	892
Interest	—	737

Net income for calculation of diluted earnings per share	(70,265)	(28,394)

Net basic earnings per share	(0.121)	(0.064)
Net diluted earnings per share	(0.121)	(0.057)

NOTE 25:	PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The Company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones S.A.), predecessor of Llao Llao Resorts S.A. (“LLR”) in the operation of the hotel complex “Hotel Llao Llao”, was sued in 1997 by the National Parks Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3,799, plus interest accrued through payment, punitive interest and lawyers’ fees.

On March 2, 2004, such Company made a payment in cash of Ps. 7,191 and a transfer of Argentine external debt securities class FRB - FRB L+13/16 2005 for a total of Ps. 1,964. The total amount settled on that date was Ps. 9,156.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 25:	(Continued)

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by the Company.

In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

On July 14, 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps. 10,177 as of September 30, 2008, such amount being recorded in Other current liabilities.

NOTE 26:	SALE OF BENAVIDEZ PLOT OF LAND

In March 2004, Inversora Bolívar S.A. (subsidiary) sold to Desarrolladora El Encuentro S.A. (DEESA) a plot of land in Benavidez through the exchange of (i) US$ 980 in cash and (ii) 110 residential plots of the mentioned plot of land for an amount of US$ 3,000.

As guarantee of the operation, DEESA set up a first mortgage amounting to US$ 3,000 in guarantee of compliance with the operation.

NOTE 27:	CONTRIBUTED LEASEHOLD IMPROVEMENT TO

La Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on the property of Mendoza Plaza Shopping S.A., APSA’s subsidiary, which were capitalized as fixed assets, with balancing entry in this account recognizing the related gain over 15 year, term of contract. At the end of the period, the amount of Ps. 121 was pending of accrual.

In March 1996 Village Cinema S.A. opened ten theatres with the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping S.A., was capitalized as a fixed asset, with a balancing entry in this account, recognizing the depreciation charges and the profits over a 50-year period. At period end, the amount of Ps. 10,169 was pending of accrual. The lease agreement is for a period of 10 years, renewable for 4 consecutive equal periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from APSA.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 28:	NEUQUEN PROJECT

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters of surface area approximately, in which a commercial center will be constructed. This project also includes the building of a Shopping Center, a hyper-market and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. signed an agreement with both the Municipality and the Province of Neuquén by which the time terms for construction of the commercial and housing enterprising was re-scheduled. Also, Shopping Neuquén S.A. was authorized to transfer to third parties the ownership of the plots of land in which the real estate will be divided with the exception of the land in which the Shopping Center will be constructed. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

After having obtained the approval, the Company had 150 days’ term to submit the drafts of the architectonic project, such term maturing on February 17 of the current year. However, such drafts presentation took place prior to the referred date. Once the mentioned drafts are registered, which to the date of these financial statements has not occurred, Shopping Neuquén S.A. has to start the works within 90 days’ term.

The first stage of the construction works (this stage including the minimum construction of 21,000 square meters of the Shopping Center and of 10,000 square meters of the hypermarket) should be finished in a maximum time term of 22 months as from the date in which the construction process was initiated. In case the conditions are not complied with, the Municipality of Neuquén is entitled to rescind the agreement and file the legal actions it deems pertinent.

The agreement referred to above put an end to the file called “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” under judicial procedure before the High Court of Neuquén.

NOTE 29:	INVESTMENT IN BANCO HIPOTECARIO

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 29:	(Continued)

Banco Hipotecario S.A. submitted the presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

-	National Government Compensation Bond – US$ 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

-	National Government Compensation Bond coverage – US$ 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005 began the subscription of Coverage BODEN 2012. As of September 30, 2008 the subscription in BODEN 2012 amounts to US$ 773,531.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,298,597. On the other hand, liabilities to the Argentine Central Banks recorded as of September 30, 2008 amount to Ps. 202,644 being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amounts to Ps. 2,095,953 and Ps. 2,701,357 as of September 30, 2008 and 2007, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 29:	(Continued)

As of September 30, 2008 and 2007 the assistance to the Public Sector arises 21% and 29%, from total Assets, respectively.

Economic situation

During the last months, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack both of liquidity and credit. Consequently, stock-market rates showed a significant fall together with an evident economic deceleration also at worldwide. Although the central countries took immediate action on the matter, the future evolution of the international markets is uncertain.

As regards the Argentine Republic, stock-markets showed a pronounced downward trend in the price of public and private bonds and a rise in interest rates, country risk and rates of exchange, which increased subsequent to the closing of these unaudited financial statements and continues to their date of issuance.

The Bank’s management is evaluating and monitoring the effects derived from the situations referred to above on the Company and subsidiaries in order to adopt the necessary measures to soften the effects of the global situation.

As shown in the balance sheet of Banco Hipotecario S.A. all the above matters produced negative effects on the bank investments, the principal impact being the one generated by public bonds received and to be received arising from the offsetting established in sections 28 and 29 of Decree 905/02, and by guaranteed bonds.

NOTE 30:	ACQUISITION OF THE PALERMO INVEST S.A. SHAREHOLDING

In October 2006, the Company acquired the remaining 33.33% of the shares of Palermo Invest S.A. to GSEM/AP Holdings, L.P., in the total amount of US$ 18,000, at the date of the contract paying US$ 9,000. The remaining balance will be paid in three equal and consecutive installments of US$ 3,000 due in October 2007, 2008 and 2009, which will accrue 9% annual interest to be paid quarterly. As of the date of issuance of these unaudited consolidated financial statements the Company has paid the first and second installment.

NOTE 31:	ACQUISITION OF PLOTS OF LAND IN BARILOCHE

In December 2006, the Company, purchased several plots of land, located in San Carlos de Bariloche, Province of Río Negro. The total transaction amount was US$ 7,000 having the Company paid US$ 4,200 in cash and the remaining was covered mortgage on the real estate acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, the first to become due on January 2007. These installments include capital amortization and interest calculated according to the French system at 7% annual on balance amounts.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 32:	FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G entered into an agreement with NAI INTERNACIONAL II, INC. by which the latter loaned up to US$ 8.2 million for the construction of a cinema complex and a part of the parking lot located in the Córdoba Shopping area, this item being shown in fixed assets. This loan initially accrued a LIBO interest rate plus 1.5%. Accrual of interests started in April 1999 according to a period of grace provided in the contract clauses.

Related to this loan contract, Empalme S.A.I.C.F.A. y G. signed an occupation agreement of the building and the cinema area in favor of NAI INTERNACIONAL II, INC. (hereinafter “The Agreement”). Occupation of the area was established for a 10-year period as from the date of commencement to be automatically postponed during four additional periods of five years each. It is understood that date of commencement means the date in which the occupant starts exhibiting movies to the public in the cinema building that is October 1997.

Under the terms of the Agreement, the amounts owed according to the loan to Empalme S.A.I.C.F.A. y G. are offset against the payments of possession arising from the occupation of NAI INTERNACIONAL II, INC. of the building and the cinema area. The Agreement provides that if following the last term mentioned in the previous paragraph there still is any unpaid amount of the loan plus interest, the Agreement will be postponed for a definite term established as the lesser of:

•	The time-term necessary to fully pay the loan unpaid amount, or

•	Ten (10) years.

Once the last time term has elapsed and if there still is an amount outstanding, the Company will be released of any payment obligation of the remaining portion of the loan plus interest.

On July 1, 2002 NAI INTERNACIONAL II, INC. assigned all the rights and obligations arising from the Agreement to NAI INTERNACIONAL II, INC. – SUCURSAL ARGENTINA. Also, other changes were made to the Agreement, the following being the most significant:

•

The debt outstanding was converted into Argentine pesos (Ps. 1 = US$ 1) in accordance with the disposition of Law No. 25,561 and National Executive Decree No. 214/02. Under sections 4 and 8 of the referred Decree and complementary addenda, the referential stabilization coefficient is to be applied to the above debt outstanding as from February 3, 2002.

•

All the obligations of Empalme S.A.I.C.F.A. y G. included in the Agreement by which NAI INTERNACIONAL II, INC. is guaranteed the use of the cinema center, as well as those obligations that imply restrictions on the use or the possession of Empalme S.A.I.C.F.A. y G. or third parties, are covered by antichresis in rem right.

•

The extension agreed on January 1, 2002 was established for suspending the occupation payments owed by the occupant to the owner as well as the payments to account of capital and interests of the owner to the creditor for a six-month period as from the above-mentioned date. These payments will be renewed as from July 2002.

The capital outstanding as of September 30, 2008 and interest accrued at such date arising from the original loan agreement and modifications are recorded in Customer Advances included in Leases and services advances for a total amount of Ps. 17,816.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 33:	ACQUISITION OF THE BUILDING KNOWN AS EX- ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CORDOBA)

In November 2006, APSA participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters of surface area. A part of the Patio Olmos commercial center is in operation in this building in four commercial plants and two underground parking lots. This commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts.

The building is under a concession contract, effective for 40 years’ term due in February 2032, APSA acting as grantor. The contract grants to the licensee the commercial use of the building and establishes a series of payments in favor of the grantor such series increasing in Ps. 2.5 every 47 months. To the date of these financial statements, the concession is undergoing month 199, the effective monthly canon being Ps. 13.0 and the next increase estimated for month 235.

The offer of APSA for the purchase of the building was Ps. 32.5 million payable as follows: 30% that is the amount of Ps. 9.7 million, at the time of awarding the bid and the remaining amount of Ps. 22.7 million at the date of the signature of the transfer deed document.

On November 20, 2006 APSA was notified that the bidding had been awarded. Consequently, 30% of the price offered according to the terms of the bidding has been duly paid.

On January 15, 2007 APSA was notified by the National Commission for the Defense of Competitiveness that two claims had been submitted to the entity, one by a private individual and the other one by the licensee of the commercial center in respect of this operation. On February 1, 2007 APSA responded the claims.

On June 26, 2007, APSA was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No. 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Centro Comercial Patio Olmos is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22.7 million was cancelled. As of September 30, 2008 APSA has recorded this transaction as non current investments.

On January 24, 2008 APSA received a note of the National Commission for the Defense of the Competition, record N º S01/0477593/2007 (DP No. 38) by which APSA is requested to report and deliver the pertinent documentation on the matter related to such operation.

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 m2 and 531 m2 each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 33:	(Continued)

On August 21, 2008, APSA challenged the valuation for Ps. 533 carried out by Consejo General de Tasaciones de la Provincia de Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, APSA is awaiting that the Province of Córdoba initiates the respective expropriation trial.

It should be noted that the covenants agreed upon by the Province and APSA upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such rehearsal halls.

NOTE 34:	NEW COMMERCIAL DEVELOPMENT

In December 2006, APSA entered into a series of agreements for the construction, marketing and management of a new commercial enterprise that is being developed in Saavedra, City of Buenos Aires; by Panamerican Mall S.A. (PAMSA) a company incorporated at the end of 2006 in which APSA has a shareholding of 80%.

APSA made capital contributions in PAMSA for Ps. 158.3 million and sold to this company the plot of land located in the streets named Posta, Pico and Arias (bought to Philips Argentina S.A.) in the amount of Ps. 59.9 million. APSA will pay future capital contributions in PAMSA in a maximum amount of US$ 37.8 million with the purpose of finishing the pertinent construction works and to guarantee the functioning and use of the commercial center which have been partially integrated as of the date of issuance of these unaudited financial statements.

The other PAMSA shareholder is Centro Comercial Panamericano S.A. (CCP) owner of the remaining 20% of the shareholding. This company made capital contribution to PAMSA for Ps. 24.6 million and transferred to PAMSA the ownership of a plot of land located in Melian, Vedia and Arias streets (limiting the plot of land sold by APSA) in the total amount of Ps. 61,500 Centro Comercial Panamericano S.A. will make capital contributions in PAMSA for completing the construction works and starting the commercial center up to a maximum amount of US$ 9.4 which have been integrated as of the date of issuance of these financial statements.

During the three-month period ended September 30, 2008, both APSA and Centro Comercial Panamericano S.A. made irrevocable contributions to PAMSA for Ps. 53.5 million and Ps. 13.4 million, respectively.

As subsequent event, APSA and CCP made irrevocable contributions to PAMSA for Ps. 10.4 million and Ps. 2.6 million, respectively.

The project includes the construction of a commercial center, a hypermarket, a cinema complex and an office building and/or housing building. This is one of the most significant enterprises initiated by APSA.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 35:	ALTO PALERMO S.A.- ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of notes in the total amount of US$ 170,000. Series I corresponds to the issuance of US$ 120,000 becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year as from November 11, 2007. On May 11, 2008 the second interest installment has been cancelled for US$ 4,720. Principal of this Serie will be fully settled at maturity. Series II corresponds to the issuance of Ps. 154,000 (equivalent to US$ 50,000). Principal will be settled in seven, equal and consecutive semi-annual installments as from June 11, 2009, which accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. On June 11, 2008 the second interest installment has been cancelled for Ps. 8.5 million.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Notes, having a face value of up to US$ 200,000 (the “Program”) authorized by the National Securities Commission Resolution No. 15,614 dated April 19, 2007.

During the current quarter, APSA repurchased US$ 3 million negotiable bonds series II, which were valued at nominal value and are shown netted from current and non-current capital and interest payable. Such repurchase generated an income of Ps 2.5 million that is shown in financial results generated by liabilities, financing expenses. As of September 30, 2008 the total amount of negotiable bonds repurchased is US$ 4.8 million.

NOTE 36:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company and its subsidiary APSA have developed during the period ended September 30, 2008 the design of a capitalization program for executive management staff through contributions that will be realized by employees and by the Company.

That plan is addressed to employees selected by the Company and its subsidiaries APSA, Shopping Alto Palermo S.A., Fibesa S.A. and Inversora Bolivar S.A. with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary has accepted, it will be able to make two types of contributions: a monthly one (base on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the monthly salary and up to 15% of the bonus. On the other hand, the Company and its subsidiary APSA contribution will be 200% of the monthly contributions and 300% of the employee’s extraordinary contributions.

Funds collected from participants’ contributions will send to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which has the approval by the National Securities Commission. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company and its subsidiaries contributions will flow to other independent financial means separated from the previous one.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 36:	(Continued)

In the future the participants will have access to 100% of the plan benefits (that is, including the Company and its subsidiaries contributions made in favor of the financial means especially created) under the circumstances that follow:

•	Ordinary retirement in line with the applicable working regulations

•	Total or permanent disability or inability

•	Death

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the company only if he has participated in the plan during a minimum term of five years, provided certain conditions were complied with.

As of September 30, 2008, security charges of the Company amount to Ps. 2,415.

NOTE 37:	ACQUISITION OF PLOT OF LAND IN VICENTE LOPEZ AND CREATION OF CYRSA

In January 2007, the Company acquired the total shares of the company named Rummaala S.A. (“Rummaala”), the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$ 21,172, payable as follows: (i) US$ 4,252 in cash and (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 16,920, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15,000, payable as follows: (i) US$ 500 in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1,247 and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13,253, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the Company’s property located at Suipacha 652 was mortgaged.

In April, 2007, the Company constituted CYRSA S.A., to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, CYRELA is incorporated with the ownership of 50% of CYRSA capital stock.

In the same act, the Company contributed 100% of the shareholding of Rummaala S.A. and the liability in kind related to the acquisition-of a plot of land to CYRSA in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 (amount equivalent to the net value of the shares contributed by the Company).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 37:	(Continued)

The Company (through Rummaalá) continued the marketing process of the building units to be constructed on the plot referred to above called “Complejo Horizons”. Certain clients have made advances by means of signing preliminary sales contracts for 98% of the units to be marketed, which are disclosed in “Pre-payments from clients”

The sale prices set forth in these preliminary sales contracts are made of a fixed and determined part and another part to be determined in line with the future construction expenses.

Depending from the purchase plan chosen by the client:

•	The balance of the price thus determined will be fully cancelled on installments paid up to the time of transfer / signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

Through the preliminary sales contracts, the Company is committed to transfer the functional units in February 2011 to the latest.

NOTE 38:	EXERCISE OF OPTION

During August 2007, APSA exercised an option for the subscription of additional shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfilment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Commission for the Defence of Competitiveness, among other, which as of the date of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in US$ 0.6 million and it has been fully cancelled.

If the above-mentioned conditions are complied with, APSA will make a total investment of US$ 24.4 million.

This option has been accounted for in Non-Current Investments – Advances for the acquisition of a Company.

NOTE 39:	BARTER TRANSACTION AGREEMENT

On October 11, 2007, Alto Palermo S.A. (APSA) subscribed with Condominios del Alto S.A. an exchange contract in connection with an own building, plot G, located in the City of Rosario, Province of Santa Fe, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 39:	(Continued)

As partial consideration for such exchange contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favour of APSA of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage units in the same building.

The parties have determined that the value of each undertaking is of US$ 1.1 million, which is included in Inventories.

As a complementary consideration in favour of APSA, Condominios del Alto S.A. paid APSA US$ 15. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favour of APSA on Plot G in the amount of US$ 1.1 million; (ii) established a security insurance of which APSA will be assigner of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$ 0.8 million.

In addition, APSA. granted Condominios an acquisition option through barter of plot 2 H, of the building to be constructed on plot 2 G in favour of Condominios.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real state: (i) Twenty nine (29) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominions del Alto S.A. will construct in Plot H; and (ii) Twenty nine (29) garages, which represent and will further represent jointly 22% of the own covered square meters of garage units in the same building.

The parties have determined the value of each one of their contributions in the amount US$ 2.1 million.

NOTE 40:	ACQUISITION OF COMERCIAL CENTER GOODWILL

On December 28, 2007, Alto Palermo S.A. (APSA) signed a Partial Goodwill Transference Preliminary Purchase Contract with INCSA for acquiring one of the parts of the goodwill established by a Commercial Center where “Soleil Factory” currently develops activities. The transaction is being subject to certain conditions. The total price of the operation is US$ 20.7 million of which US$ 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as a financial advance for fixed assets purchase.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of US$ 12.6 million will accrue 5% annual interest plus VAT, such amount to be cancelled in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 40:	(Continued)

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. This payment was recorded as advance for purchase of fixed assets.

NOTE 41:	BARTER WITH CYRSA S.A.

APSA and COTO Centro Integral de Comercialización S.A.” (COTO) on September 24,1997 granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighborhood.

As of July 31, 2008, a condition barter commitment was executed by which APSA would transfer CYRSA S.A. (CYRSA) 112 garage parking slot and the rights to increase the height of the property to build a two tower building on the previously mentioned property, upon compliance with certain conditions.

In consideration, Cyrsa would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of four thousand and fifty three with 0.5 proprietary square meters to be built. Likewise, if any, Cyrsa would deliver APSA a number of storing units equivalent to 25% of the storing units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, Cyrsa would pay APSA the amount of US$ 89 and would carry out the works at the parking slots that APSA would receive from COTO. This amount shall be paid within 30 running days as from the executing the barter deed.

In order for the barter to be effective, is condition the fulfillment of certain provisions essential by COTO.

Possession of the property will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies Cyrsa that conditions precedent have occurred.

The total amount of the transaction between Cyrsa and APSA total US$ 5,921.

NOTE 42:	ACQUISITION OF SHAREHOLDINGS IN A FOREING COMPANY

In July, 2008 the Company acquired to Tao Menofim 30% of “Metropolitan 885 Third Ave. LLC” and paid out US$ 22.62 million. In order to carry out this acquisition the following operations were done:

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 42:	(Continued)

•	In June 2008, 100% of the shareholding of Tyrus S.A. was acquired, this company being established in Uruguay.

•	In June 2008, IRSA International LLC was incorporated on an hoc basis in Delaware, being 100% owned by Tyrus S.A.

•	In July 2008, IRSA International LLC acquired 30% of the shareholding of Metropolitan 885 Third Ave. LLC in the amount of US$ 11.52 million and made an irrevocable contribution of US$ 11.10 million.

The main asset of Metropolitan 885 Third Ave. LLC is an office building located on Third Ave. between 53rd and 54th streets, District of Manhattan, City of New York.

The building is highly distinctive in respect of the surrounding ones as it is a Trophy Building winner of the 1987 and 1990 Boma prizes. It covers 59,000 profitable square meters of surface area distributed in 34 stories, two commercial undergrounds, having an approximate height of 143 meters. Due to its especial features this building is a symbolic icon placed in Midtown-Manhattan.

It was built in 1986 on the basis of designs by the famous American architects Philip Johnson and John Burgee.

NOTE 43:	DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Between the months of September and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006 APSA has eliminated the proportional part of fixed assets damaged with an estimated book value of Ps 6.3 million.

APSA has insurance coverage against all risks and third party liability to cover this type of disaster. As of June 30, 2008, the liquidation process related with the insurance policies mentioned previously has finalized and the final indemnification amount obtained and collected for this item amounts to Ps. 10.48 million.

NOTE 44:	CREATION AND PURCHASE OF COMPANIES SHARES

FINANCEL COMMUNICATIONS S.A.

In August, 2007, the Company constituted a new company under the name of FINANCEL COMMUNICATIONS S.A. (Financel) which capital stock is subscribed 80% by IRSA and 20% by Prisma Investments S.A.

The object of the newly incorporated company is to create innovative solutions for collections and

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 44:	(Continued)

payments in the country through the use of cell phones.

Financel, together with CTI Móvil and Tarjeta Shopping have created “COMPRA MOVIL”, the first cell phone purchase system in Argentina, by which CTI clients through their cells, in a very quick and secure manner, are able to extend their options and make payments in the purchase process.

To the date of these unaudited financial statements, Financel has not started the operation referred to above yet.

QUALITY INVEST S.A.

In August 2007, the Company constituted Quality Invest S.A. The purpose of the Company is to contribute, associate or invest capitals in individuals or companies to be applied to any class and kind of operations, as well as to the purchase, sale of securities, shares, debentures and any other type of bearer securities and bonds in any of the established or to be established systems or modalities, with the exception of any activities comprised in the Financial Entities legislation and any other that would require public bidding.

E-COMMERCE LATINA S.A.

In November 2007, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) sold to the Company and to Patagonian Investment S.A. 90% and 10%, respectively of the total shareholding of E-Commerce Latina S.A. for Ps. 3,146 and Ps. 350, respectively.

On the same date, both APSA and SAPSA acquired from E-Commerce Latina S.A. 80% and 10%, respectively, of the shareholding of Comercializadora Los Altos S.A. for Ps. 3,264 and Ps. 408, respectively.

On November 20, 2007, both APSA and SAPSA assigned to E-Commerce Latina S.A. the receivables registered with the company and with Patagonian Investment S.A., originated by the sale of shares of E- Commerce Latina S.A. respectively, in order to partially cancel the debt for the acquisition of Comercializadora Los Altos S.A. On December 21, 2007 the unpaid balance was cancelled.

NOTE 45:	CAPITAL INCREASE AND LOANS IN TARSHOP S.A.

As a consequence of the international financial context, a high volatility in interest rates and increases in the so-called systemic default has been noted, both having caused a negative impact on the performance and financing of the consumption financing business. The highest default levels provoked an increase in the subordination of financial trusts that, added to the modification of their tax treatment, to the higher interest rate for risk increasing and to certain deceleration of private consumption, generated the need to review the general and specific economic prospects of Tarshop S.A. activities.

To face the increasing volatility of the international financing market and to provide Tarshop S.A. with a capital base in line with the current market conditions, in September 2008 APSA decided to

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 45:	(Continued)

participate in a capital increase of Tarshop S.A. for up to Ps. 60 million by increasing the Tarshop S.A. shareholding from 80% to 93.4%.

Several measures were implemented since then to complement the financial support via the direct advising from APSA’s management to Tarshop S.A. aiming at improving the performance of the latter by lightening the point of sale structure that would lead to 17% decrease of the payroll, the reduction of 13 point of sales and centralized areas leased by 10% of the total. The streamlining of resources included areas such as consulting services.

In line with the commercial actions other measures have been implemented, such as:

(i)	Structure redesigning of distribution channels.

(ii)	Changes in cash and financing plans to stores.

(iii)	Renegotiation of terms and conditions with member stores.

Subsequent to September 30, 2008 within the changing general environment and following the strategic plan implemented and carried out by APSA, loans were given to Tarshop S.A. in a total of $ 66 million with the purpose of improving its financial position taking into account that Tarshop S.A. develops trust activities and that such segment is undergoing quite a particular moment. APSA is currently evaluating the convenience of capitalizing such loans.

It should also be mentioned that the recent modification of the tax treatment for financial trusts and other changes brought by the national government, forces to perform a constant monitory adjustment focusing the positioning strategy of Tarshop S.A. to face the ups and downs of the current situation.

NOTE 46:	ACQUISITION OF THE PLOT OF LAND

On June 24, 2008, APSA acquired from DOWLER COMPANY S.A. the Plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz avenue in Buenos Aires City, located in the vicinity of the shopping mall known as “Shopping Alto Palermo S.A.” , a location considered to be strategic for the Company.

The transaction was executed for a total price of US$ 17,836 out of which, as of the closing date of these unaudited financial statements US$ 8,936 had been paid and the remaining unpaid balance of US$ 8,900 will be paid off in two equal annual and consecutive installments of US$ 4,450 each, which do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of DOWLER COMPANY S.A. Such plot of land is disclosed in the account “non-current investments”

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 47:	PURCHASE OF THE ANCHORENA STREET BUILDING

On August 7, 2008 APSA subscribed a preliminary purchase contract by which it acquired the functional units numbers one and two, covering a surface area of 2,267.5 square meters and 608.37 square meters, located in Dr. Tomás Manuel de Anchorena street, numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total price agreed is US$ 1,965 to be paid as follows: a) US$ 965 (equivalent to Ps. 2,937) were paid on account of the price at the time of signing the preliminary purchase contract, b) US$ 500 will be paid on January 15, 2009, and c) US$ 500 will be paid on March 15, 2009 at the time of taking possession and signing the final transfer deed document.

On August 7, 2008 APSA subscribed a preliminary sales contract by which it acquired the functional unit number three covering a surface area of 988 square meters located in Dr. Tomás Manuel de Anchorena street numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total price agreed is US$ 1,311 payable as follows: a) US$ 311 on account of the price and through the payment of US$ 35 (equivalent to Ps. 107) paid before the signature of the preliminary sales contract and US$ 276 (equivalent to Ps. 839) paid at the time of the signature of the preliminary sales contract, b) US$ 500 to be paid on January 15, 2009, and c) US$ 500 will be paid on March 15, 2009 at the time of taking possession and signing the final transfer deed document.

NOTE 48:	SUBSEQUENT EVENTS

Ordinary and Extraordinary General Meeting of Shareholders

The Ordinary and Extraordinary General Meeting of Shareholders of APSA held October 31, 2008 decided to approve the following items:

1.	A 5% deduction of the income for the year ended June 30, 2008 for Legal Reserve.

2.	The appropriation of a cash dividend in the amount of $ 60,238.

3.	Entitle the Board of Directors to use the mentioned amount of free availability and the free reserves as well, in line with the Company needs and in conformity with the legal applicable regulations and ad referendum of the Meeting of Shareholders, in addition to the full capacities for the following purposes, among other: appropriate dividends or provide for the acquisition of own shares in accordance with the terms of Resolution 535 of the National Securities Commission (CNV), section 220 of the Corporation Law, section 68 of Law 17,811 and all other related dispositions of the CNV’s standards effective at any time. All this due to the financial crisis shown in the national and international markets from were it is clear the impact on the quotation prices of the Company values, which certainly do not agree with the Company’s reality. It is, therefore, essential to protect the shareholders’ interests from the sudden fluctuations of quotation prices, which is intended through these means for the purpose of avoiding a serious damage to the Company.

4.	That the tax on personal assets levied on the shareholders and paid by the Company in its capacity as substitute responsible for up to Ps. 518, be fully absorbed by the Company as long as such decision is not modified by virtue of a meeting of shareholders.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 48:	(Continued)

5.	The renewal of the delegation on the Board of Directors of the powers to establish the time and currency of issuance, terms, prices, form and payment conditions, type and rate of interest, destination of the funds and other terms and conditions in conformity with the issues approved by the Meeting of Shareholders held October 31, 2006, of the issuances of negotiable bonds within the global program under the terms of section 9 of Law 23,576.

IRSA Inversiones y Representaciones

Sociedad Anónima

Unaudited Financial Statements

For the three-month periods

Beginning on July 1, 2008 and 2007 and

Ended September 30, 2008 and 2007

IRSA Inversiones y Representaciones Sociedad Anónima
Company
Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements as of September 30, 2008

compared with the same period of previous year.

Stated in thousands of Pesos

Fiscal year No. 66 beginning July 1st, 2008

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the Superintendence of Corporations:	213,036

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 12)

	Authorized for Public Offer of Shares (*)	In thousand of pesos
Type of share		Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of September 30, 2008 and June 30, 2008

In thousand of pesos (Note 1)

	September 30, 2008	June 30, 2008
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	1,827	70,257
Investments (Exhibits C, D and G)	22,829	24,991
Mortgages and leases receivable, net (Note 3 and Exhibit G)	17,795	17,422
Other receivables and prepaid expenses (Note 4 and Exhibit G)	88,736	82,245
Inventories (Note 5)	49,761	46,511

Total Current Assets	180,948	241,426

NON-CURRENT ASSETS
Mortgages and leases receivable, net (Note 3 and Exhibit G)	255	266
Other receivables and prepaid expenses (Note 4 and Exhibit G)	141,004	138,713
Inventories (Note 5)	61,793	62,620
Investments (Exhibits C, D and G)	1,355,029	1,340,255
Fixed assets, net (Exhibit A)	895,536	891,577
Intangible Assets (Exhibit B)	4,315	4,843

Total Non-Current Assets	2,457,932	2,438,274

Total Assets	2,638,880	2,679,700

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 6 and Exhibit G)	9,122	12,550
Customer advances (Note 7 and Exhibit G)	29,025	26,188
Short-term debt (Note 8 and Exhibit G)	106,292	95,425
Salaries and social security payable	2,879	4,415
Taxes payable	9,785	8,738
Other liabilities (Note 9 and Exhibit G)	25,789	25,678

Total Current Liabilities	182,892	172,994

NON-CURRENT LIABILITIES
Trade accounts payable (Note 6 and Exhibit G)	5,643	5,445
Customer advances (Note 7)	497	978
Long-term debt (Note 8 and Exhibit G)	557,334	537,331
Taxes payable	1,620	1,640
Other liabilities (Note 9 and Exhibit G)	36,981	37,134

Total Non-Current Liabilities	602,075	582,528

Total Liabilities	784,967	755,522

SHAREHOLDERS’ EQUITY (according to the corresponding statement)	1,853,913	1,924,178

Total Liabilities and Shareholders’ Equity	2,638,880	2,679,700

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Vice-president II
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the three month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

In thousand of pesos (Note 1)

	September 30, 2008	September 30, 2007
Revenues	27,782	19,543
Costs (Exhibit F)	(7,494)	(6,456)

Gross profit	20,288	13,087

Gain from recognition of inventories at net realizable value (Note 1.5.h.)	2,733	1,724
Selling expenses (Exhibit H)	(1,344)	(1,057)
Administrative expenses (Exhibit H)	(6,929)	(8,907)

Subtotal	(5,540)	(8,240)

Gain from operations and holdings of real estate assets	196	—

Operating income	14,944	4,847

Financial results generated by assets:
Interest income	5,827	6,244
Exchange differences	6,706	5,096
Interest on discount by assets	5	175
Gain (loss) on financial operations	179	(368)

Subtotal	12,717	11,147

Financial results generated by liabilities:
Exchange differences	(23,940)	(13,130)
Interest on discount by liabilities	(54)	(85)
Financial expenses (Exhibit H)	(16,219)	(14,512)

Subtotal	(40,213)	(27,727)

Financial results, net	(27,496)	(16,580)

Loss on equity investees (Note 11.c.)	(58,127)	(19,878)
Other expenses, net (Note 10)	(1,437)	(2,492)

Net loss before tax	(72,116)	(34,103)
Income tax and MPIT (Note 1.5. o., 1.5. p. and 14)	1,851	4,080

Net loss for the period	(70,265)	(30,023)

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Vice-president II
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

In thousand of pesos (Note 1)

Caption	Shareholders’ contributions				Reserved earnings
	Common Stock (Note 12)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve (Note 12)	Reserve for new projects	Retained earnings	Total as of September 30, 2008	Total as of September 30, 2007
Balances as of beginning of year	578,676	274,387	793,123	1,646,186	29,631	193,486	54,875	1,924,178	1,646,714
Capital increase	—	—	—	—	—	—	—	—	167,304
Net loss for the year	—	—	—	—	—	—	(70,265)	(70,265)	(30,023)

Balances as of September 30, 2008	578,676	274,387	793,123	1,646,186	29,631	193,486	(15,390)	1,853,913

Balances as of September 30, 2007	551,780	274,387	764,734	1,590,901	24,276	91,744	77,074		1,783,995

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Vice-president II
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

In thousand of pesos (Note 1)

	September 30, 2008	September 30, 2007
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of year	87,568	172,205
Cash and cash equivalents as of the end of period	20,180	100,005

Net decrease in cash and cash equivalents	(67,388)	(72,200)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(70,265)	(30,023)
Plus income tax accrued for the period	(1,851)	(4,080)
Adjustments to reconcile net income to cash flows from operating activities:
• Loss on equity inventees	58,127	19,878
• Gain from recognition of inventories at net realizable value	(2,733)	(1,724)
• Gain from operations and holdings of real estate assets	(196)	—
• Allowances and provision	6,140	3,579
• Amortization and depreciation	5,535	5,939
• Financial results	11,154	9,961
Changes in operating assets and operating liabilities:		—
• Decrease in current investments	5,715	16,095
• Decrease (Increase) in receivables from mortgage and leases	353	(222)
• (Increase) Decrease in other receivables	(3,422)	617
• Decrease in inventory	608	662
• Decrease in taxes payable, social security payable and customer advances	(2,181)	(2,360)
• Decrease in accrued interest	(6,130)	(9,799)
• (Decrease) Increase in trade accounts payable	(3,940)	107
• (Decrease) Increase in other liabilities	(1,778)	1,146

Net cash (used in) provided by operating activities	(4,864)	9,776

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increase interest in subsidiary companies	(68,399)	(10)
• Loans granted to related parties	(2,218)	(11,470)
• Loans granted	—	(3,640)
• Purchase and improvements of undeveloped parcels of lands	(77)	—
• Purchase and improvements of fixed assets	(8,747)	(177,100)
• Expenses for advances in purchase of shares	(984)	—
• Cash collected from loans to related parties	3,425	—

Net cash used in investing activities	(77,000)	(192,220)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Overdrafts	15,659	13,395
• Payments of loans	—	(9,510)
• Payments of loans with related companies	(1,183)	—
• Payments of mortgages payable	—	(4,288)
• Issuance of common stock	—	110,647

Net cash provided by financing activities	14,476	110,244

NET DECREASE IN CASH AND CASH EQUIVALENT	(67,388)	(72,200)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Vice-president II
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2008 and 2007

and ended September 30, 2008 and 2007

In thousand of pesos (Note 1)

	September 30, 2008	September 30, 2007
Supplemental cash flow information
• Interest paid	19,726	26,571
• Income tax paid	3,135	—

Non-cash activities:
• Transfer of fixed assets to inventories	101	—
• Conversion of IRSA negotiable obligations into common shares	—	56,657
• Decrease in long-term investments through a decrease in financial loans	—	52,098
• Increase in long-term investments through a decrease in other receivables	—	4,588
• Increase in long-term investments through a decrease in other liabilities	—	240

Alejandro G. Elsztain
Vice-president II
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the fiscal year beginning on July 1, 2008 and 2007

and ended September 30, 2008 and 2007

In thousand of pesos

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.1.	Preparation and presentation of audited financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

Unification of professional accounting standards

The National Securities Commission has issued General Resolutions No. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD N° 93/2005. These standards are to the obligatorily applied for fiscal years or interim periods corresponding to periods started as from January 1, 2006.

The principal change that the application of these new standards has generated relates to the treatment of the adjustment for inflation in calculating the deferred tax which can be taken as a temporary difference, according to the Company’s criteria. At present the adjustment for inflation is considered as a permanent difference in the deferred income tax calculation. The Company in accordance with the new accounting standards has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of the date of the issuance of these unaudited financial statements that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 153.9 which should be recorded in the income statement accounts of previous periods for Ps. 155.5 (loss) and in the income statement accounts of the fiscal period Ps. 1.6 (gain).

In accordance with the Company’s Management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

The above-mentioned liability would probably turn to the previous position according to the detail that follows:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.1.	(Continued)

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in millions	9.1	9.0	8.6	127.2	153.9

1.2.	Use of estimates

The preparation of financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, fair value of assets purchased of related parties or net assets, the fulfillment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these unaudited financial statements.

1.3.	Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4.	Comparative information

Balances items as of June 30, 2008 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

Balances for the three-month period ended September 30, 2008 of the income shareholder’s equity and cash flows statements are shown for comparative purpose with the same period of the previous fiscal year.

1.5.	Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period/year-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realizable value.

d.	Mortgages and lease receivables and trade accounts payable

Mortgages and lease receivables and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f.	Other receivables and payables

Sundry current receivables and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period.

Sundry receivables and payables (value added tax, deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and payables, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

f.	(Continued)

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities and Minimum Presumed Income Tax (MPIT) have not been discounted.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

h.	(Continued)

Credits in kind:

The Company has credits in kinds related to rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables and there have been disclosed under “Inventories”.

i.	Non current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period/year.

•	Investments in subsidiaries and affiliated companies:

Long term investments in subsidiaries and affiliated companies detailed in Exhibit C, have been valued by using the equity method of accounting based on the unaudited financial statements at September 30, 2008 issued by them. The accounting standards used by the subsidiaries to prepare their unaudited financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their unaudited financial statements are those currently in effect.

The Financial Statements of Banco Hipotecario S.A. and Banco de Crédito y Securitizatión S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A., Palermo Invest S.A., Pereiraola S.A.I.C.I.F.y A., Hoteles Argentinos S.A., Rummaala S.A., Manibil S.A., Canteras Natal Crespo S.A., Tyrus S.A. and the related company, Banco Hipotecario S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

i.	(Continued)

The Company has an important investment in Banco Hipotecario S.A. This investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A. and to the intention of keeping said investment on a permanent basis.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. As of June 30, 2008 the Company maintained allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of the period.

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

j.	(Continued)

•	Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period. The Company capitalizes the financial costs accrued costs associated with long-term construction projects. During the period/year ended September 30 and June 30, 2008 financial costs were capitalized in the building known as “DIQUE IV” for Ps 1,152 and Ps 109, respectively.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the unaudited statement of income.

•	Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

j.	(Continued)

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Intangible assets

Intangible assets correspond to expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.I.). These are shown net of their accumulated amortization.

Intangible assets are amortized during the average initial remaining useful life of the rent contracts acquired.

The value of these assets does not exceed its estimated recoverable value as of period/year-end.

l.	Business combinations

Entities purchased by the Company were recorded in line with the “acquisition method” set forth in Technical Resolution No. 18. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. In To such extent, the Company identified the assets and liabilities acquired including intangible assets such as:

•

The estimated current value of the costs that the Company avoids incurring as a result of acquiring effective rent contracts, for which the estimated costs of entering into similar contracts were taken into account as well as other factors such as the geographical location and the size of the area rented. The value of the effective rent contracts is included in intangibles and it is amortized as a rental cost in the remaining initial term of each contract.

•

The value of the rent contracts acquired, for which the market conditions to the date of acquisition were taken into account as well as other factors including geographical location, size and location of the area rented in the building, profile and credit risk conditions of the lessees to determine if the rental contracts acquired have higher or lesser conditions to those of the market at the time of the acquisition. The current value of the difference between the contracts acquired under the terms of the contracts and the market conditions were taken into account, disclosing an asset or a liability

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

l.	(Continued)

(shown in Other liabilities) depending if the contracts acquired are higher or lesser to the market values.

The values thus determined should be amortized as an increase or decrease of the income for rentals during the remaining term of the respective contracts, including any renewal considered in the valuation. If a lessee terminates its rent contract, the non-amortized portion of the intangible assets will be recorded in the statement of income.

•

Relationships with clients. The items that the Company considered to assign value to such relationships include the nature and extension of the commercial relationships currently existing with lessees, growth prospects for development of new business, lessee’s credit qualities and renewal prospects. The Company has not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset.

The process of identification and the determination of the price paid is a matter that requires complex judgments and significant estimates.

The Company used the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land and the building acquired. The amounts assigned to all the other assets and liabilities were based on independent valuations or on the Company’s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

In accordance with the terms of Technical Resolution 21, the difference between the price paid and the addition of the current values of the net assets acquired generate goodwill. If the value of identified tangible and intangible assets and liabilities exceeds the price paid, the intangible assets acquired are not recognized as they would cause an increase of the negative goodwill generated by these acquisitions at the time of the purchase. The goodwill generated due to an acquisition of net assets is shown in line with the tangible asset acquired. Amortizations have been calculated by the straight line method on the basis of the estimated useful life considering the weight average of the remaining useful life of the tangible assets acquired.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

m.	Deferred financing cost

Expenses incurred in connection with the issuance of Negotiable Obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the statements of income as a greater financing expense.

n.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

o.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

p.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the period/year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The MPIT is not effective for fiscal years which have begun from January 1, 2008; consequently, the Company has discontinued the calculation of such tax as from the current year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

q.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly assets its non-current assets for recoverability at the end of every period.

The Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the period/year ended September 30, 2008 and are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

r.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

s.	Results accounts

The results for the period are shown as follows:

Amounts included in Unaudited Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

t.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

u.	Revenue recognition

u.1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

u.1.	Sales of properties (Continued)

•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2	Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	September 30, 2008	June 30, 2008
Cash in local currency	54	37
Cash in foreign currency (Exhibit G)	43	32
Banks in local currency	108	59
Banks in foreign currency (Exhibit G)	1,410	69,908
Checks to be deposited	212	221

	1,827	70,257

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 3:	MORTGAGES AND LEASES RECEIVABLE, NET

The breakdown for this item is as follows:

	September 30, 2008		June 30, 2008
	Current	Non- Current	Current	Non- current
Mortgages and leases receivable (1) (Exhibit G)	6,314	255	7,097	266
Related parties (Note 11.a.) (Exhibit G)	11,388	—	9,825	—
Debtors under legal proceedings and past due Debts	1,133	—	1,132	—
Less:
Allowance for doubtful accounts (Exhibit E)	(1,040)	—	(632)	—

	17,795	255	17,422	266

(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	September 30, 2008		June 30, 2008
	Current	Non- Current	Current	Non- current
Related parties (Note 11.a.) (Exhibit G)	49,833	68,297	47,928	67,820
Receivables from the sale of shares (1)	28,167	—	27,179	—
Prepaid expenses (Exhibit G)	3,892	—	5,061	—
Guarantee of defaulted credits (2) (Exhibit G)	332	3,138	457	3,178
Loans granted	410	—	430	—
Deferred income tax (Note 14)	—	59,481	—	57,630
MPIT (Note 1.5.p.)	—	9,847	—	9,847
Income tax	4,924	—	—	—
Trust accounts receivable	—	361	—	361
Present value	—	(227)	—	(232)
Other (Exhibit G)	1,178	107	1,190	109

	88,736	141,004	82,245	138,713

(1)	In June 2007 the Company sold 10% of the shareholding in Solares de Santa María S.A. for US$ 10.6 million (on such date the Company collected US$ 1.6 million of such amount). The balance will become due in December 2008 and it is supported by a pledge in favor of the Company.
(2)	See Note 17 to the consolidated unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	September 30, 2008		June 30, 2008
	Current	Non- Current	Current	Non- current
Credit from Barter transaction of Dique III 1c) (Note 15)	44,028	—	42,485	—
San Martin de Tours	1,204	189	1,158	728
Dock 13	2,686	—	1,250	317
Abril	1,046	928	1,161	912
Torres Jardín	106	55	170	42
Minetti D	58	—	58	—
V. Celina	—	—	43	—
Edificios Cruceros	—	19	—	19
Dorrego 1916	13	—	13	—
Padilla 902 (1)	297	—	—	—
Credit from barter of Caballito (Cyrsa) (Note 11a. and 22)	—	37,939	—	37,939
Credit from barter of Caballito (Koad) (Note 16)	—	22,663	—	22,663
Other inventories	323	—	173	—

	49,761	61,793	46,511	62,620

(1)	Net of allowance for impairment of assets for Ps. 63 (Exhibit E).

NOTE 6:	TRADE ACCOUNTS PAYABLE

	September 30, 2008		June 30, 2008
	Current	Non Current	Current	Non Current
Account payables (Exhibit G) (1)	2,446	5,643	2,931	5,445
Accruals	2,979	—	5,405	—
Related parties (Note 11.a.) (Exhibit G)	3,388	—	4,018	—
Others	309	—	196	—

	9,122	5,643	12,550	5,445

(1)	Includes US$ 1.800 related to the amount payable for a land purchased in Luján, accoring to Note 21.

NOTE 7:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	September 30, 2008		June 30, 2008
	Current	Non- Current	Current	Non- Current
Customer advances (Exhibit G)	27,098	—	24,261	—
Leases and services advances	1,927	497	1,927	978

	29,025	497	26,188	978

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 8:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	September 30, 2008		June 30, 2008
	Current	Non- Current	Current	Non- Current
Negotiable Obligations -2017 (Note 19) (Exhibit G)	5,787	463,764	15,089	447,045
Debt related to purchase of edificio República (Note 17) (Exhibit G)	26,402	84,165	22,372	81,211
Overdrafts	60,689	—	45,030	—
Debt related to the purchase of Palermo Invest S.A. (1) (Exhibit G)	9,819	9,405	9,470	9,075
Debt related to the purchase of E-Commerce Latina S.A. (1) (Note 11.a.)	3,595	—	3,464	—

	106,292	557,334	95,425	537,331

1.	(a) See Note 30 of the unaudited consolidated financial statements (purchase of the shareholding in Palermo Invest S.A.)
1) As of November, 2007, Alto Palermo S.A. (APSA) sold to the Company 90% of total shares of E-Commerce Latina S.A. for Ps. 3,146. As of November 20, 2007, APSA assigned the credit to E-Commerce Latina S.A.

NOTE 9:	OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2008		June 30, 2008
	Current	Non- Current	Current	Non- current
Related parties (Note 11.a.) (Exhibit G)	15,672	28,441	15,284	28,303
Condominium expenses	2,000	—	1,421	—
Directors’ fees provision (Note 11.a.) (1)	1,289	—	2,996	—
Less value of acquiered contracts (1.5.l)	3,811	4,197	3,811	5,150
Administration and reserve funds	460	—	460	—
Provision for lawsuits (Exhibit E)	68	—	67	—
Directors’ guarantee deposits (Note 11.a.)	—	8	—	8
Guarantee deposits (Exhibit G)	1,427	4,371	978	3,763
Present value	—	(231)	—	(285)
Other (Exhibit G)	1,062	195	661	195

	25,789	36,981	25,678	37,134

(1)	As of September 30, 2008 and June 30, 2008, it is disclosed net of advances to Directors for Ps. 648 and Ps. 516, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 10:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2008	September 30, 2007
Other income:
Other	76	149

	76	149

Other expenses:
Tax on personal assets	(1,378)	(1,433)
Donations	(8)	(301)
Unrecoverable VAT	(47)	(733)
Lawsuits contingencies (Exhibit E)	(1)	(65)
Other	(79)	(109)

	(1,513)	(2,641)

Total other expenses, net	(1,437)	(2,492)

NOTE 11:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of September 30, 2008 and June 30, 2008, with subsidiaries, shareholders, affiliated and related companies are as follows:

	September 30, 2008	June 30, 2008
Alto Palermo S.A. (APSA) (1)
Current mortgages and leases receivable	2,558	2,491
Other current receivables	143	710
Current investments	1,935	4,393
Non-current investments	99,499	96,008
Current trade accounts payable	1,203	1,700
Other current liabilities	60	36

Banco de Crédito y Securitización S.A. (3)
Current mortgages and leases receivable	18	18

Canteras Natal Crespo S.A. (5)
Current mortgages and leases receivable	125	115
Other current receivables	1,293	672
Other non-current receivables	—	483

Comercializadora Los Altos S.A. (1)
Current mortgages and leases receivable	48	48
Current trade accounts payable	5	5

Consultores Assets Management S.A. (4)
Current mortgages and leases receivable	333	262
Other current receivables	4	13

Consorcio Libertador (4)
Current mortgages and leases receivable	267	280
Other current receivables	33	17
Current trade accounts payable	31	17
Other current liabilities	17	29

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 11:	(Continued)

a. (Continued)

Cresud S.A.C.I.F. y A (2)
Current mortgages and leases receivable	451	591
Other current receivables	153	111
Current trade accounts payable	620	617

Cyrsa S.A. (5)
Current mortgages and leases receivable	2,098	2,038
Other current receivables	681	114
Current trade accounts payable	672	867
Inventories—Credit from barter of Caballito	37,939	37,939

Directors (4)
Other current receivables	86	86
Other current liabilities	1,289	2,996
Other non-current liabilities	8	8

E-commerce Latina S.A. (1)
Current mortgages and leases receivable	2	1
Other current receivables	1	1
Préstamos Financieros Corrientes	3,595	3,464

Emprendimiento Recoleta S.A. (1)
Current trade accounts payable	—	1

Estudio Zang, Bergel & Viñes (4)
Other current receivables	9	10
Current trade accounts payable	75	2
Other current liabilities	48	242

Fundación IRSA (4)
Current mortgages and leases receivable	—	14
Other current receivables	2	2

Hoteles Argentinos S.A. (1)
Current mortgages and leases receivable	1,014	974
Other current liabilities	591	601

Inversora Bolívar S.A. (1)
Current mortgages and leases receivable	2,027	1,429
Other current receivables	4,027	5,555
Other non-current receivables	61,206	61,206
Current trade accounts payable	750	520
Other current liabilities	—	28

Llao – Llao Resorts S.A. (1)
Current mortgages and leases receivable	995	581
Other current receivables	31,759	30,910
Current trade accounts playable	2	—
Other non-current receivables	7,091	6,131
Other non-current liabilities	—	5

Museo de los niños (4)
Current mortgages and leases receivable	21	21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 11:	(Continued)

a. (Continued)

Nuevas Fronteras S.A. (1)
Current mortgages and leases receivable	155	—
Other current receivables	1	1
Current trade accounts payable	—	114

Palermo Invest S.A. (1)
Current mortgages and leases receivable	38	38
Other current receivables	5,450	5,313

Panamerican Mall S.A. (1)
Other current receivables	3	15

Patagonian Investment S.A. (1)
Current mortgages and leases receivable	26	26

Pereiraola S.A.I.C.I.F. (1)
Current mortgages and leases receivable	22	22

Préstamos al personal (4)
Other current receivables	225	229
Current trade accounts payable	27	27

Puerto Retiro S.A. (3)
Current mortgages and leases receivable	47	47

Ritelco S.A. (1)
Other current receivables	14	14
Current trade accounts payable	—	146
Other current liabilities	14,956	14,348
Other non-current liabilities	28,441	28,298

Rummaala S.A. (5)
Current mortgages and leases receivable	174	174
Other current receivables	6	5

Shopping Alto Palermo S.A. (1)
Current trade accounts payable	3	2

Solares de Santa Maria S.A. (1)
Current mortgages and leases receivable	546	533
Other current receivables	5,923	4,150

Tarshop S.A. (1)
Current mortgages and leases receivable	423	122

(1)	Subsidiary (direct or indirect)
(2)	Shareholder / Subsidiary Shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party
(5)	Direct or indirect joint control

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 11:	(Continued)

b. Results on subsidiary, shareholder, affiliated and related parties during the three-month period ended September 30, 2008 and 2007 are as follows:

	Year	Sales and services fee	Leases earned	Holding results	Cost of service	Leases Lost	Interest earned	Fees	Interest Lost	Exchange difference (Asset)
Related Parties
Palermo Invest S.A. (1)	2008	—	—	—	—	—	136	—	—	—
	2007	—	—	—	—	—	171	—	—	—

Inversora Bolivar S.A. (1)	2008	23	—	—	—	(120)	1,824	—	—	(11)
	2007	285	—	—	—	(81)	2,263	—	—	—

Alto Palermo S.A. (APSA) (1)	2008	—	—	—	1,046	—	2,457	—	—	3,492
	2007	—	—	—	(118)	—	2,511	—	—	—

Banco Hipotecario S.A. (3)	2008	—	—	—	—	—	—	—	—	—
	2007	—	—	12	—	—	—	—	—	—

Canteras Natal Crespo S.A. (5)	2008	24	—	—	—	—	36	—	—	—
	2007	24	—	—	—	—	16	—	—	—

Cresud S.A.C.I.F. y A. (2)	2008	—	—	—	14	—	—	—	—	1
	2007	—	—	—	(63)	—	—	—	387	—

Hoteles Argentinos S.A. (1)	2008	—	—	—	—	—	23	—	—	28
	2007	—	—	—	—	—	54	—	—	—

Llao Llao Resorts S.A. (1)	2008	—	32	—	—	—	991	—	—	357
	2007	—	33	—	—	—	623	—	—	—

Rummalaa S.A. (5)	2008	—	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	81	—	—	—

Ritelco S.A. (1)	2008	—	—	—	—	—	—	—	(420)	(1,511)
	2007	—	—	—	—	—	33	—	(203)	—

Patagonian Investment S.A. (1)	2008	—	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	69	—	—	—

Tarshop S.A. (1)	2008	80	422	—	78	—	—	—	—	5
	2007	10	347	—	—	—	—	—	—	—

Employee loans (4)	2008	—	—	—	—	—	4	—	—	—
	2007	—	—	—	—	(8)	3	—	—	—

Estudio Zang, Bergel & Viñes (4)	2008	—	—	—	—	—	—	(392)	—	—
	2007	—	—	—	—	—	—	(289)	—	—

Directors (4)	2008	—	—	—	—	—	—	(869)	—	—
	2007	—	—	—	—	—	—	(2,038)	—	—

CYRSA (5)	2008	—	133	—	—	—	—	—	—	1
	2007	—	64	—	—	—	6	—	—	—

Nuevas Fronteras S.A. (1)	2008	121	—	—	—	—	—	—	—	5
	2007	—	—	—	—	—	—	—	—	—

Solares de Santa Maria S.A. (1)	2008	—	—	—	—	—	205	—	—	—
	2007	—	—	—	—	—	—	—	—	—

Consultores Assets Management (4)	2008	—	—	—	—	—	—	—	—	2
	2007	—	—	—	—	—	—	—	—	—

Consorcio Libertador S.A. (4)	2008	20	2	—	—	—	—	—	—	—
	2007	32	2	—	—	—	—	—	—	—

Totales 2008		268	589	—	1,138	(120)	5,676	(1,261)	(420)	2,369

Totales 2007		351	446	12	(181)	(89)	5,864	(2,327)	184	—

(1)	Subsidiary (direct or indirect)
(2)	Shareholder / Subsidiary’s shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party
(5)	Direct or indirectly joint control

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 11:	(Continued)

c. The composition of loss on equity investees is as follows:

	Loss	Loss
	September 30, 2008	September 30, 2007
Gain on equity investments	(58,558)	(19,710)
Eliminations of intercompany results	34	19
Amortization of goodwill and lower/higher values	397	(187)

	(58,127)	(19,878)

NOTE 12:	COMMON STOCK

a.	Common stock

As of September 30, 2008, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors’ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors’ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors’ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors’ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors’ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors’ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors’ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors’ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors’ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors’ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors’ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors’ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors’ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors’ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors’ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors’ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors’ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors’ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors’ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors’ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors’ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors’ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors’ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors’ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors’ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors’ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors’ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors’ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors’ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors’ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors’ Meeting (2)	12.31.2007	03.12.2008

	578,676

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 12:	(Continued)

(1)	Conversion of negotiable obligations.
(2)	Exercise of options.

b. Restriction on the distribution of profits

i)	In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the period, calculated in accordance with Argentine GAAP plus (less) prior period adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 19.

NOTE 13:	RESTRICTED ASSETS

The Company has a mortgage on the “Suipacha 652” building, as a guarantee for its obligation to construct a building and the transference of some of the units to be constructed in such building as balance of price for the acquisition of the plot located at Libertador 1755 (Note 37 to the Unaudited Consolidated Financial Statements).

NOTE 14:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities
Cash and Banks	175	(160)	15
Investments	(1,827)	1,364	(463)
Mortgages and leases receivable	115	143	258
Other receivables and prepaid expenses	64,040	(2,099)	61,941
Inventories	(6,098)	(410)	(6,508)
Fixed assets, net	(3,558)	(339)	(3,897)
Tax loss carryfowards	843	3,487	4,330
Financial loans	(2,652)	77	(2,575)
Salaries and social security payable	22	54	76
Other liabilities	6,570	(266)	6,304

Total net deferred assets	57,630	1,851	59,481

Net assets at period end derived from the information included in the above table amount to Ps. 59,481.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods ended September 30, 2008 and 2007, respectively:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 14:	(Continued)

Items	September 30, 2008	September 30, 2007
Net income for the year (before income tax)	(72,116)	(34,103)
Current income tax rate	35%	35%

Net income for the year at the tax rate	(25,241)	(11,936)
- Restatement into constant currency	338	319
- Donations	116	105
- Loss on equity investees	20,344	6,892
- Holding results on Participation Certificates (Trust)	—	(26)
- Amortization intangible assets	—	65
- Tax on personal assets	482	501
- Tax statements differences	1,944	—
- Gain from operations and holdings of real estate assets	(69)	—
- Sundry permanent differences	234	—

- Income tax and deferred tax charge for the year	(1,851)	(4,080)

- MPIT charge for the year	—	—

Total income tax and MPIT charged for the year	(1,851)	(4,080)

The total unused balance of accumulated operating loss income tax carry-forward at the end of the period amounts to Ps. 12,371:

Year generation	Amount	Statute of limitation
2008	867	2013
2009	11,504	2014

Total tax loss carry forward	12,371

NOTE 15:	COMMERCIALIZATION OF DIQUE III

Plot 1c) Dique III:

In September 2004, the Company and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a commitment of barter contract whereby the Company delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, housing unit, parking lots and parking spaces, representing in the aggregate 28.50% of the square meters built in the building constructed by DYPSA. The transaction amounted to US$ 8,030. As a guaranty for the transaction, DYPSA set up a first degree mortgage for US$ 8,030 plot in favor of IRSA.

During the previous fiscal year DYPSA transferred to the Company the possession of all of the individual storage spaces and parking lots in a total amount of US$ 487, corresponding to the barter for the plot 1c).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

The Company signed preliminary sales agreements for certain units to be received which where valued at its net realizable value. The increase for this method of valuation amounted to Ps. 22,544; of which Ps. 1,542 were recorded as of September 30, 2008 and Ps. 21,012 in previous fiscal years.

NOTE 16:	CABALLITO PLOT OF LAND– BARTER CONTRACT

In May 2006 Koad S.A. (Koad) and the Company entered into a barter agreement valued at US$ 7,500 by which the Company sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build a building group called “Caballito Nuevo”. As consideration Koad paid an amount of US$ 50 and the balance of US$ 7,450 will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery.

Furthermore, Koad encumbered with a mortgage the plot subject to this transaction in the amount of US$ 7,450 and constituted insurance for US$ 2,000 and is going to constitute another one for US$ 500 at the time the units are transferred.

During the previous fiscal year, the building was included in the Pre-apartments Regime and the complementary deed was signed. Such deed includes a detail of the units to be received by the Company.

NOTE 17:	PURCHASE OPTION OF REPUBLICA BUILDING

In December 2006 the Company signed with Banco Comafi S.A., acting as trustee of “Fideicomiso República”, an irrevocable purchase and sale option contract for US$ 74,000 regarding a building located in the City of Buenos Aires (including the transfer of all the pertinent rental agreements effective at the date the option was signed), known as “Edificio Tucumán 1 – República”, recently acquired by the trustee in a public auction. At the moment of the title deed, 50% of the purchase price will be paid and the balance (the remaining 50%) will be paid in five annual, equal and consecutive installments at an annual, fixed annual interest rate of 8% payable semiannually. The balance has been secured by a mortgage set up on the same building.

In April 2008 the Company subscribed the purchase option for the building and the transfer deed was signed paying US$ 70,277 as an only payment, due to a part of it was paid with a mortgage loan granted by Banco Macro for an amount of US$ 33,558 payable in five equal, annual and consecutive installments (first due in April 2009) with an semiannually interest rate of 12% annual nominal.

On May 6, 2008 an advisory opinion was filed with the National Commission for the Defense of the Competition (CNDC) as regards the need to notify such operation as one of economic concentration. The CNDC resolved that, in effect, such operation had to be reported. The

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 17:	(Continued)

Company objected such decision in the local courts. To date of this unaudited financial statements, the local courts have not decided on such appeal.

NOTE 18:	ACQUISITION AND SALE OF THE BOUCHARD BUILDING

In December 2006 the Company submitted an offer to Banco Río de la Plata S.A. -the latter as trustee of “Fideicomiso Financiero Edificio La Nación”- to acquire a building located in Bouchard 551/557 in the City of Buenos Aires, covering 33,324 square meters of surface area, totally leased. The offer, which was accepted by the seller the same day of its presentation, consisted in the acquisition by the Company of the building and the transferring to the Company of all the lease contracts effective at the time of acquisition. The price offered by the Company was US$ 84,100 the amount of US$ 15,000 having been paid at the time of the offer. On March 15, 2007, the Company was granted the title deed and the possession of the premises and the price balance in the amount of US$ 69,100 was paid.

After the title deed was granted, an inquiry was submitted to the National Commission on Defense of the Competition (NCDC) with regard to the need for reporting such transaction as economic concentration. The NCDC decided that the operation referred to above should be notified and the pertinent court ratified such decision. Consequently, on April 22, 2008 the notice of the operation was filed with the NCDC. To date, such matter is still to be resolved.

On January 9, 2008, the Company sold, assigned and transferred the undivided 29.85% of the BOUCHARD PLAZA building located at Bouchard 551 of the City of Buenos Aires known as “Edificio La Nación”, for an amount of US$ 34.4 million as well as the effective possession of such property to Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial (Techint).

This transaction generated a profit of Ps. 19.0 million. The lease contracts previously entered into were assigned together with the sale of the undivided 29.85% of the building.

In January the Company and Techint filed a consulting opinion with the National Commission on Defense of the Competition in order to issue an opinion concerning the need to report such operation as one of economic concentration. On July 4, 2008 the NCDC informed that it was not necessary to report such sale.

NOTE 19:	ISSUANCE OF NEGOTIABLE OBLIGATIONS

On February 2, 2007, the Company issued Negotiable Obligations for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Negotiable Obligations in a nominal value of up to US$ 200 million authorized by the National Securities Commission by means of Resolution No 15,529 of December 7, 2006

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 19:	(Continued)

and 15,537 of December 21, 2006. The issue was approved both by the Shareholders’ Meeting held on October 31, 2006 and by the Board of Directors’ Meeting of November 22, 2006. The Negotiable Bonds accrue an annual fixed interest rate of 8.5%, payable every six months on February 2 and August 2, starting August 2, 2007. The Principal will be fully paid on maturity.

These bonds include an obligation that limits our capacity to pay dividends, which cannot exceed the amounts that follow:

•	50% of our consolidated accumulated profit and loss, net; or

•	75% of our consolidated accumulated profit and loss, net provided our consolidated coverage rate of interest for the four last consecutive quarters is at least 3.0 over 1; or

•	100% of our consolidated accumulated profit and loss, net provided our consolidated coverage rate of interest for the four last consecutive quarters is at least 4.0 over 1; or

•

100% of the total net in cash (with certain exceptions) and the fair market price of the properties, with the exception of the cash received either by us or by our restricted subsidiaries for (a) any contribution to our capital or to the capital of our restricted subsidiaries or the issue and sale of the qualified shares of our company or of our restricted subsidiaries subsequent to the issue of our negotiable bonds to be matured in 2017, or (b) the issue and subsequent sale of the issue of our negotiable bonds to be matured in 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been changed in qualified shares of our company or exchanged for such shares.

For better information it is recommend to see the issuance prospectus.

NOTE 20:	OFFER FOR THE ACQUISITION OF A COMPANY

On May 2008 the Company signed an offer for acquiring a company, which to the date of transference of the shares should be the owner of certain plots of land in the City of Montevideo, Uruguay.

The Company intends to develop an Urban Project.

The price for the sale of all the shares will de US$ 7 million.

NOTE 21:	ACQUISITION OF A PLOT OF LAND IN LUJAN

In May 2008 the Company and Birafriends S.A. entered into a preliminary sales contract with possession by which IRSA committed itself to acquire a fraction of land located in the Luján District, Province of Buenos Aires, in the total amount of US$ 3,000 paying at the time of signing the contract the amount of US$ 1,200. The remaining amount will be paid at the time of signing the pertinent deed for transference of ownership of the real estate.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 22:	EXCHANGE OF A PLOT OF LAND WITH CYRSA

The Company signed with Cyrsa a deed of exchange for US$ 12,600 by which IRSA handed over to Cyrsa a plot of land in the Caballito neighborhood. On its part, Cyrsa committed itself to build a housing real estate development in such plot. In a first stage two buildings will be constructed and a third future building will be developed in the second stage, upon Cyrsa’s election.

As consideration Cyrsa will pay US$ 120 and the balance will be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land.

If Cyrsa decides not to construct the third building to the most by June 2010, then IRSA will receive the functional unit having the right to over-raise the future third building.

To guarantee the compliance with its obligations Cyrsa has mortgaged the plot of land in the amount of US$ 12,600.

On July 31, 2008, the title deed to the land was executed.

NOTE 23:	NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

In November 2002, the Company issued Negotiable Obligations Convertible into shares for a nominal value of US$ 100,000, falling due in the year 2007, bearing interest at an annual rate of 8%, payable semi-annually in arrears and which, at the time of their conversion, provide the right to subscribe 100,000,000 common shares (warrants).

The conversion price of the Negotiable Obligations was US$ 0,54505 and the exercise price of the warrants was US$ 0,6541. The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1,8347 shares (0.1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the warrant. Convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company’s financial debt at the time of such subscription.

The convertible negotiable obligations and the option to purchase additional shares matured in November 2007.

As of June 30, 2007, the Company had Negotiable Obligations for US$ 18,904,946 and warrants outstanding for US$ 43,226,409.

During the fiscal year ended on June 30, 2008, Negotiable Obligations amounting to 18,847,289 were converted (generating an increase in common stock of 34,582,162) and US$ 58 were paid in Negotiable Obligations. Consequently, all the Negotiable Obligations issued were fully cancelled.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 23:	(Continued)

During the fiscal year ended on June 30, 2008, the amount of 43,123,215 warrants was exercised. Therefore, there was an increase in common stock of 79,125,142 and incoming funds for US$ 51,756.

As of November 14, 2007, the Negotiable Obligations have been fully paid and warrants have been exercised as indicated as follows:

	Outstanding Convertible Negotiable Obligations (N.V. US$)	Common stock (outstanding shares)	Funds received for exercised warrants, in dollars
As of the date of issue of the Convertible Negotiable Obligations	100,000,000	211,999,273	—
Post conversion (NOV - 14 - 2007)	—	578,676,460	119,894,454

NOTE 24:	ACQUISITION OF 50% OF BANKBOSTON BUILDING

In August 2007, the Company signed the transfer deed for the 50% of the building known as “Tower BankBoston” located at Carlos María Della Paolera N° 265, Autonomous City of Buenos Aires. This building, one of the most modern and well known office buildings in Buenos Aires, was designed by the world-wide reknowed architect César Pelli and covers 31,670 square meters of surface area.

The Company paid for the acquisition of the 50% of this building US$ 54,000.

This acquisition is considered as a business combination (See Note 1.5.l.).

NOTE 25:	ADQUISITION OF MUSEO RENAULT

In December 2007 the Company subscribed the deed for transference of ownership of certain functional units of the “Palacio Alcorta” or “Museo Renault” real estate in the amount of US$ 3,200.

This acquisition is considered a business combination. (See Note 1.5.l.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 26:	FINANCIAL AND CAPITAL MARKET SITUATION

During the last months, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock-market rates showed a significant fall worldwide together with an evident economic deceleration also at world level. Although the central countries took immediate action on the matter, the future evolution of the international markets is uncertain, which produce direct effects on the quotation of financial assets, particularly shares, debt titles and investment funds.

As regards the Argentine Republic, stock-markets showed a pronounced downward trend in the price of public and private bonds and a rise in interest rates, country risk and rates of exchange, which increased subsequent to the closing of these unaudited financial statements and continues to their date of issuance.

The Company’s management is evaluating and monitoring the effects derived from the situations referred to above on the Company and subsidiaries in order to adopt in real time the necessary measures to soften the effects of the global situation.

In connection with the quotation value of shares issued, the Company’s management reported that the quotation price of its shares has also been affected, in the understanding that such fall does not coincide with the Company’s equity reality or with its true economic situation but that it is a consequence of the current process through which national and international markets are undergoing.

NOTE 27:	SUBSEQUENT EVENTS

a)	Ordinary and Extraordinary General Meeting of Shareholders held October 31, 2008

The Ordinary and Extraordinary General Meeting of Shareholders held October 31, 2008 decided to approve the following items:

-	To apply 5% of the income for the year ended June 30, 2008 to the Legal Reserve;

-	That the balance of the income accounts of the year be carried forward, entitling the Board of Directors to use the balance and free availability reserves for the purposes that follow, among other: appropriate dividends or provide for the acquisition of own shares. All this due to the financial crisis shown in the national and international markets from were it is clear the impact on the quotation prices of the Company values, which certainly do not agree with the

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 27:	(Continued)

Company’s reality. It is, therefore, essential to protect the shareholders’ interests from the sudden fluctuations of quotation prices;

-	That the tax on personal assets levied on the shareholders and paid by the Company in its capacity as substitute responsible for up to $ 5,433, be fully absorbed by the Company as long as such decision is not modified by virtue of a meeting of shareholders;

-	The renewal of the delegation on the Board of Directors of the powers to establish the time and currency of issuance, terms, prices, form and payment conditions, type and rate of interest, destination of the funds and other terms and conditions in conformity with the issues approved by the Meeting of Shareholders held October 31, 2006, of the issuances of negotiable bonds within the global program under the terms of section 9 of Law 23,576.

b)	Acquisition of Company’ shares by Cresud S.A.C.I.F. y A.

During the quarter and up to October 2008, Cresud S.A.C.I.F. y A. (“Cresud”, a Company shareholder) acquired 32,539,475 and 34,396,820 additional shares of the Company, respectively. Consequently, Cresud’ share in the Company, either directly and indirectly through its subsidiary companies, amounts approximately to 47.76% and 53.70% as of September 30 and October, 2008, respectively. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders in accordance with the terms of Technical Resolution 21.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the three-month period beginning on July 1, 2008

and ended September 30, 2008

compared with the year ended June 30, 2008

In thousand of pesos

Exhibit A

	Value at beginning of period	Increases and Transfers	Deductions and Transfers	Value at period end	Depreciation				Allowances for impairment (2)	Net carrying value as of September 30, 2008	Net carrying value as of June 30, 2008
					Accumulated at beginning of period	For the period		Accumulated at period end
Items						Increase, deductions and Transfers	Amount (1)
Works in progress	1,211	71	—	1,282	—	—	—	—	—	1,282	1,211
Machinery, equipment and computer equipment	6,611	206	—	6,817	5,742	—	177	5,919	—	898	869
Furniture and fixtures	1,719	155	—	1,874	1,661	—	12	1,673	—	201	58
Leasehold improvements	6,753	—	—	6,753	6,534	—	68	6,602	—	151	219
Advances for fixed assets	39	—	—	39	—	—	—	—	—	39	39
Vehicles	130	—	—	130	104	—	7	111	—	19	26
									—
Real Estate:						—			—
Edificio República	229,910	39	—	229,949	1,143	—	1,154	2,297	—	227,652	228,767
Della Paolera 265	174,339	—	—	174,339	2,581	—	693	3,274	—	171,065	(3) 171,758
Bouchard 551	160,657	—	—	160,657	5,431	—	582	6,013	—	154,644	155,226
Bouchard 710	72,460	—	—	72,460	5,155	—	255	5,410	—	67,050	67,305
Works in progress Dique IV	36,387	8,265	—	44,652	—	—	—	—	—	44,652	36,387
Maipú 1300	52,693	11	—	52,704	11,664	—	345	12,009	—	40,695	41,029
Libertador 498	51,152	—	—	51,152	11,520	—	357	11,877	—	39,275	39,632
Laminar Plaza	33,513	—	—	33,513	5,171	—	211	5,382	—	28,131	28,342
Dock del Plata	26,944	—	—	26,944	1,290	—	131	1,421	—	25,523	25,654
Costeros Dique IV	23,337	—	—	23,337	3,050	—	147	3,197	—	20,140	20,287
Reconquista 823	24,764	—	—	24,764	6,319	—	164	6,483	—	18,281	18,445
Dique 2 M10 (II) Edif. “A”	21,184	—	—	21,184	3,262	—	137	3,399	—	17,785	17,922
Suipacha 652	17,010	—	—	17,010	5,170	—	113	5,283	—	11,727	11,840
Museo Renault	8,503	—	—	8,503	95	—	64	159	—	8,344	(4) 8,408
Avda. de Mayo 595	7,339	—	—	7,339	2,382	—	59	2,441	—	4,898	4,957
Constitución 1159	8,762	—	—	8,762	—	—	—	—	(4,660)	4,102	4,100
Libertador 602	3,486	—	—	3,486	754	—	25	779	—	2,707	2,732
Avda. Madero 942	3,277	—	—	3,277	992	—	46	1,038	—	2,239	2,285
Torre Renoir I	1,520	—	—	1,520	29	—	6	35	—	1,485	1,491
Constitución 1111	1,338	—	—	1,338	355	—	11	366	—	972	983
Madero 1020	974	—	—	974	278	—	14	292	—	682	696
Sarmiento 517	485	—	—	485	55	—	5	60	(66)	359	363
Store Cruceros	293	—	—	293	16	—	2	18	—	275	277
Rivadavia 2768	334	—	—	334	65	—	6	71	—	263	269

Total as of September 30, 2008	977,124	8,747	—	985,871	80,818	—	4,791	85,609	(4,726)	895,536

Total as of June 30, 2008	620,910	441,325	(85,111)	977,124	65,350	(2,584)	18,052	80,818	(4,729)		891,577

(1)	The accounting application of the depreciation for the year is set forth in Exhibit H
(2)	Disclosed net of depreciation for the period amounting to Ps. 3 (Exhibit H) and the recovery of allowances for impairment. (gain from operations and holdings of real estate assets)
(3)	Includes Ps. 6,241 and Ps. 6,295 as of September 30, 2008 and June 30, 2008, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(4)	Includes Ps. 3,398 and Ps. 3,438 as of September 30, 2008 and June 30, 2008, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the three-month period beginning on July 1, 2008

and ended September 30, 2008 compared with the period ended September 30, 2007

In thousand of pesos

Exhibit B

	Original Value			Depreciation			Net carrying value as of September 30, 2008	Net carrying value as of June 30, 2008
	Balances as of beginning of period	Increases	Balances as of period end	Accumulated at beginning of period	For the period (1)	Accumulated at period end
Intangible Assets – saving expenses
- Della Paolera 265	5,767	—	5,767	1,627	443	2,070	3,697	4,140
- Museo Renault	198	—	198	46	20	66	132	152
- Edificio República	555	—	555	4	65	69	486	551

Totals as of 09.30.08	6,520	—	6,520	1,677	528	2,205	4,315

Totals as of 06.30.08	—	6,520	6,520	—	1,677	1,677		4,843

(1)	Amortizations are disclosed in Exhibit H.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2008 and June 30, 2008

In thousand of pesos

Exhibit C

							Issuer’s information (1)
									Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value as of September 30, 2008	Book value as of June 30, 2008	Main activity	Legal address	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity	(1) Interest in capital stock
Current Investment

Boden (2)	US$	0.001	500		1	1
Cédulas Hipotecarias Argentina (2)	Ps.	0.001	247,024		232	259

Total current investments as of September 30, 2008					233

Total current investments as of June 30, 2008						260

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2008 and June 30, 2008

In thousand of pesos

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at September 30, 2008	Book value at June 30, 2008	Issuer’s information (1)						Interest in Capital Stock (1)
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)	Income (loss) for the period	Shareholders’ equity
Pereiraola S.A.I.C.I.F.y A.	Common 1 vote	0.001	1,571,168	1,281	1,308	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	09.30.08	3,142	(54)	2,663	50.00%
	Irrevoc. Contrib.			50	—
	Higher Inv. Value			7,553	7,553
Palermo Invest S.A.	Common 1 vote	0.001	76,685,772	159,378	165,353	Investment	Bolívar 108 floor 1, Buenos Aires	09.30.08	78,251	(5,930)	201,652	98.00%
	Higher Inv. Value			29,627	30,018
	Purchase expenses			478	480
	Goodwill			(41,821)	(42,308)
Hoteles Argentinos S.A.	Common 1 vote	0.001	11,053,272	20,759	20,803	Hotel operations	Av. Córdoba 680, Buenos Aires	09.30.08	13,817	(55)	25,949	80.00%
	Irrevoc. Contrib.			—	—
	Higher Inv. Value			1,522	1,555
	Purchase expenses			37	38
Alto Palermo S.A. (2)	Common 1 vote	0.001	49,535,305	521,688	536,255	Real estate investments	Moreno 877 floor 22, Buenos Aires	09.30.08	78,206	(23,014)	825,142	63.34%
	Goodwill			(26,822)	(27,217)
	Higher Inv. value			5,734	5,822
Patagonian Investment S.A.	Common 1 vote	0.001	3,668,859	3,228	3,368	Real estate investments	Florida 537 floor 18, Buenos Aires	09.30.08	3,782	(141)	3,380	97.00%
	Irrevoc. Contrib			48	48
	Purchase expenses			1	1
Llao – Llao Resort S.A.	Common 1 vote	0.001	14,247,506	11,022	11,465	Hotel operations	Florida 537 floor 18, Buenos Aires	09.30.08	28,495	(885)	22,045	50.00%
	Purchase expenses			171	174
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500	5,243	5,444	Banking	Tte. Gral Perón 655, Buenos Aires	09.30.08	(4) 62,500	(4) (3,166)	(4) 110,582	5.10%
Ritelco S.A.	Common 1 vote	0.001	66,970,394	167,767	191,518	Investments	Zabala 1422, Montevideo, Uruguay	09.30.08	66,970	(23,275)	195,813	100.00%
	Irrevoc. Contrib.			27,340	27,340
Banco Hipotecario S.A. (3)	Common 1 vote	0.001	75,000,000	113,539	125,519	Banking	Reconquista 151 floor 1, Buenos Aires	09.30.08	(4) 1,500,000	(4) (37,681)	(4) 2,604,542	5.00%
	Goodwill			(2,081)	(2,116)
Canteras Natal Crespo S.A.	Common 1 vote	0.001	149,760	(506)	(398)	Extraction and sale of arids	Caseros 85, Office 33 Córdoba	09.30.08	300	(217)	(1,012)	50.00%
	Higher investment value			4,842	4,842
	Purchase expenses			319	319
Inversora Bolivar S.A.	Common 1 vote	0.001	809,330	4,040	4,137	Acquisition, building	Bolivar 108 floor 1, Buenos Aires	09.30.08	44,048	(6,217)	233,941	1.84%
Quality Invest S.A.	Common 1 vote	0.001	95,000	87	90	Real estate investments	Bolivar 108 floor 1, Buenos Aires	09.30.08	100	(1) (2)	92	95.00%

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2008 and June 30, 2008

In thousand of pesos

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at September 30, 2008	Book value at June 30, 2008	Issuer’s information (1)
								Last financial statement
						Main Activity	Legal Address	Date	Capital stock (par value)		Income (loss) for the period		Shareholders’ equity		Interest in Capital Stock (1)
E-Commerce Latina S.A.	Common 1 vote	0.001	1,455,037	3,425	3,353	Direct or indirect Interest in companies Related to Communication media	Florida 537 floor 18, Buenos Aires	09.30.08	1,617		79		3,955		90.00%
	Irrevoc. Contrib			135	135

Rummaala S.A. (5)	Common 1 vote	0.001	4,314,719	3,650	3,829	Acquisition, building	Moreno 877 floor 21, Buenos Aires	09.30.08	43,147		(1,785)		36,505		10.00%

CYRSA S.A. (5)	Common 1 vote	0.001	21,545,357	2,776	3,850	Real estate investments	Bolivar 108 floor 1, Buenos Aires	09.30.08	43,091		(2,149)		34,632		50.00%
	Purchase expenses			1	1

Solares de Santa María S.A.	Common 1 vote	0.001	283,427,390	116,817	116,931	Real estate investments	Bolívar 108 floor 1, Buenos Aires	09.30.08	314,919		(197)		314,820		90.00%

Financel Communications S.A.	Common 1 vote	0.001	240,000	3	4	Promotion and management Of electronic payment Of goods and services	Bolívar 108 floor 1, Buenos Aires	09.30.08	300		(1)		5		80.00%

Manibil S.A.	Common 1 vote		5,880	(273)	(394)	Real estate investment And building	Del Libertador Ave. 498 floor 10 of. 6	09.30.08	12,000		121		23,625		49.00%
	Irrevoc. Contrib			23,892	23,892
	Goodwill		10	10	10

Tyrus S.A.	Common 1 vote	0,001	400,000	46		Investment	Colonia 810/403 Montevideo, Uruguay	09.30.08	(6	) 400	(6	)(83)	(6	) 317	100,00%
	Irrevoc. Contrib			68,312
	Goodwill			(46)
	Purchase expenses			21
Advances for share purchases (Exhibit G)				5,628	4,592

Total non-currents investments as of September 30, 2008				1,238,921

Total non-currents investments as of June 30, 2008					1,227,614

(1)	These holdings do not include irrevocable capital contributions.
(2)	Quotation price of APSA’s shares at September 30, 2008 is Ps. 9.45. Quotation price of APSA’s shares at June 30, 2008 is Ps. 11.5
(3)	Quotation price of Banco Hipotecario’s shares at September 30, 2008 is Ps. 1.00. Quotation price of Banco Hipotecario´s shares at June 30, 2008 is Ps. 1.13
(4)	The amounts pertain to the audited financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company’s investment, the necessary adjustments were considered in order to adjust the audited financial statements to generally accepted accounting principles in Argentina.
(5)	See Note 37 to the unaudited consolidated financial statements.
(6)	The amounts pertain to the audited financial statement of Tyrus S.A. prepared in accordance with generally accepted accounting principles in Uruguay, in Uruguayan pesos. For the purpose of valuating the company’s, investment, the necessary adjustments were considered in order to adjust the audited financial statement to generally accepted accounting in Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of September 30, 2008 and June 30, 2008

In thousand of pesos

Exhibit D

Items	Value as of September 30, 2008	Value as of June 30, 2008
Current Investments
Mutual funds (1) (Exhibit G)	20,661	20,338
Convertible Note APSA 2014 – Accrued interest (2) (Exhibit G)	1,935	4,393

Total current investments as of September 30, 2008	22,596

Total current investments as of June 30, 2008		24,731

Non-current investments
Pilar	3,408	3,408
Lujan	9,587	9,510
Torres Jardín IV	3,030	3,030
Padilla 902 (3)	—	101

Subtotal undeveloped parcels of lands	16,025	16,049

Convertible Note APSA 2014 (4)	99,499	96,008
IRSA I Trust Exchangeable Certificates	544	544
Art works	40	40

Subtotal others investments	100,083	96,592

Total non-current investments as of September 30, 2008	116,108

Total non-current investments as of June 30, 2008		112,641

(1)	Includes as of September 30 and June 30, 2008, Ps. 2,308 and 3,027 respectively corresponding to NCH Development Partner Fund not considered cash equivalent for purposes of presenting the unaudited statement of cash flows.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment amounting to Ps. 259 as of June 30, 2008 (See comments in Note 1.5.i.).
(4)	See Note 22 to the unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the three-month period beginning on July 1, 2008

ended September 30, 2008

compared with the year ended June 30, 2008

In thousand of pesos

Exhibit E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of September 30, 2008	Carrying value as of June 30, 2008
Deducted from assets:
Allowance for Impairment of fixed assets (2)	4,729	—	(3)	4,726	4,729
Allowance for doubtful accounts (1)	632	408	—	1,040	632
Allowance for Impairment of undeveloped parcels of land (4)	259	—	(259)	—	259
Allowance for Impairment of undeveloped investment (5)	—	259	(196)	63	—

Deducted from liabilities:
Provision for lawsuits (3)	67	1	—	68	67

Total as of September 30, 2008	5,687	668	(458)	5,897

Total as of June 30, 2008	7,991	378	(2,682)		5,687

(1)	Increases are disclosed in Exhibit H.
(2)	The decreases are related to the depreciation of the period. (See Exhibit H).
(3)	Increases are disclosed in Note 10.
(4)	The decreases are related to the transfer of inventories.
(5)	Increases are related to the transfer from reserve of parcels of land and the decreases to the recover the allowance from impairment (results for operations and holding real state).

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the three-month period beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

In thousand of pesos

Exhibit F

Items	Total as of September 30, 2008 Ps.	Total as of September 30, 2007 Ps.
I. Cost of sales
Stock as of beginning of period	109,131	113,508
Plus (less):
Purchases for the period	149	11
Expenses (Exhibit H)	272	148
Reserve plots of lands	101	—
Less:
Stock as of end of the period	(111,554)	(114,570)

Subtotal	(1,901)	(903)

Plus:
Result for operation and holding real state	196	—
Gain from valuation of inventories at net realizable value	2,733	1,724

Cost of sales	1,028	821

II. Cost of leases
Expenses (Exhibit H)	6,466	5,635

Cost of leases	6,466	5,635

Total costs of sales. leases and services	7,494	6,456

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of September 30, 2008 and June 30, 2008

In thousand of pesos

Exhibit G

Items	Class	Amount in foreign currency	Prevailing exchange rate		Total as of September 30, 2008	Total as of June 30, 2008
Assets
Current assets
Cash and banks
Cash	US$	7	3.095	(1)	21	10
Cash	Euros	4	4.355	(1)	18	18
Cash	Pounds	—	5.583	(1)	2	2
Cash	Real	1	1.560	(1)	2	2
Banks	US$	289	3.095	(1)	895	69,356
Banks	Euros	117	4.355	(1)	512	552
Banks	Pounds	1	2.836	(1)	3	—
Investments
Boden 2013	US$	—	3.095	(1)	1	1
Mutual Funds	US$	6,676	3.095	(1)	20,661	20,338
Accrued interest Convertible Note APSA 2014	US$	617	3.135	(1)	1,935	4,393
Mortgages and leases receivable
Mortgages and leases receivable	US$	912	3.095	(1)	2,824	2,420
Mortgages and leases receivable	Euros	1	4.355	(1)	5	7
Related parties	US$	861	3.135	(1)	2,699	1,092
Other credits
Prepaid expenses	US$	1	3.095	(1)	5	12
Credit for sales shares	US$	8,985	3.135	(1)	28,167	27,179
Related parties	US$	41	3.135	(1)	126	178
Guarantee for default credits	US$	107	3.095	(1)	332	457
Others	US$	370	3.095	(1)	1,145	—

Total current assets					59,354	126,017

Non-current assets
Investments
Advances for share purchases	US$	528	3.095	(1)	1,633	597
Bono Convertible APSA 2014	US$	31,738	3.135	(1)	99,499	96,008
Mortgages and leases receivable
Mortgages and leases receivable net	US$	82	3.095	(1)	255	266
Other credits
Related parties	US$	2,262	3.135	(1)	7,091	6,132
Credit default SWAP	US$	1,014	3.095	(1)	3,138	3,178

Total non-current assets					111,616	106,181

Total Assets as of September 30, 2008					170,970

Total Assets as of June 30, 2008						232,198

Liabilities
Current Liabilities
Trade accounts payable
Trade accounts payable	US$	267	3.135	(1)	838	349
Trade accounts payable	Euros	3	4.412	(1)	12	12
Related parties	US$	60	3.135	(1)	187	196
Customer advances	US$	8,434	3.135	(1)	26,441	23,969
Short–term debt	US$	13,679	3.135	(1)	42,883	47,805
Other liabilities
Related parties	US$	4,969	3.135	(1)	15,578	14,848
Guarantee deposits	US$	411	3.135	(1)	1,288	839
Other liabilities	US$	335	3.135	(1)	1,051	658

Total current liabilities					88,278	88,676

Non-current liabilities
Trade accounts payable	US$	1,800	3.135	(1)	5,643	5,445
Long-term debt	US$	179,847	3.135	(1)	563,820	544,036
Other liabilities
Related parties	US$	9,072	3.135	(1)	28,441	28,298
Guarantee deposits	US$	1,281	3.135	(1)	4,015	3,295

Total non-current liabilities					601,919	581,074

Total liabilities as of 09.30.08					690,197

Total liabilities as of 06.30.08						669,750

(1)	Official selling and buying exchange rate as of September 30, 2008 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

In thousand of pesos

Exhibit H

	Total as of September 30, 2008	Cost of leases	Cost of properties sold	Expenses	Recovered expenses	Expenses			Total as of September 30, 2007
Items						Administration	Selling	Financing
Interest and indexing adjustments	14,764	—	—	13	(13)	—	—	15,331	14,173
Depreciation and amortization	5,535	5,052	—	—	—	264	—	219	5,939
Salaries, bonus and social security charges	2,436	6	28	623	(623)	2,402	—	—	1,901
Fees and compensations for services	1,249	—	14	40	(40)	1,235	—	—	1,716
Directors fees	869	—	—	—	—	869	—	—	2,038
Bank expenses	692	—	—	40	(40)	692	—	—	1,816
Gross sales tax	557	—	—	4	(4)	—	557	—	446
Maintenance of buildings	1,305	1,060	211	1,157	(1,157)	34	—	—	265
Commissions and expenses from property sold	292	—	—	—	—	—	292	—	345
Travel expenses	131	—	—	—	—	131	—	—	231
Rents	370	—	—	—	—	370	—	—	166
Safety box and stock broking charges	—	—	—	—	—	—	—	—	210
Advertising and promotion	87	—	—	—	—	—	87	—	214
Traveling, transportation and stationery	101	—	—	10	(10)	101	—	—	143
Subscriptions and dues	174	—	—	2	(2)	174	—	—	60
Utilities and postage	29	—	—	902	(902)	29	—	—	63
Doubtful accounts	408	—	—	—	—	—	408	—	52
Taxes	458	348	19	358	(358)	91	—	—	54
Other expenses of personnel administration	40	—	—	31	(31)	40	—	—	106
Insurance	38	—	—	145	(145)	38	—	—	50
Courses	67	—	—	—	—	67	—	—	36
Security	—	—	—	1,016	(1,016)	—	—	—	1
Miscellaneous	1,628	—	—	209	(209)	392	—	669	234
Recovered expenses	—	—	—	(4,550)	4,550	—	—	—	—

Total as of September 30, 2008	31,230	6,466	272	—	—	6,929	1,344	16,219	—

Total as of September 30, 2007		5,635	148	—	—	8,907	1,057	14,512	30,259

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities

Balance sheet as of September 30, 2008 and June 30, 2008

In thousand of pesos

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
September 30, 2008
Assets
Investments	27,066	—	—	1,935	—	—	—	—	—	99,499	101,434	101,434	128,500	29,001	99,499	—
Receivables	123,016	2,242	96,040	1,033	70	718	13,628	7,366	249	3,428	122,532	124,774	247,790	130,924	106,850	10,016
Liabilities
Short and long-term debt	—	—	79,245	6,443	20,823	(219)	29,573	20,167	20,167	487,427	663,626	663,626	663,626	5,525	658,101	—
Other Liabilities	—	—	7,167	597	4,214	686	86	1,234	104	196	14,284	14,284	14,284	13,722	562	—
Account payables	5,950	—	8,815	—	—	—	—	—	—	—	8,815	8,815	14,765	14,765	—	—
Customer advances	—	—	27,579	482	482	482	497	—	—	—	29,522	29,522	29,522	29,522	—	—
Other liabilities	4,247	—	16,903	1,188	1,219	2,240	33,804	2,875	131	163	58,523	58,523	62,770	19,374	—	43,396

June 30, 2008
Assets
Investments	21,182	—	4,393	—	—	—	—	—	—	96,008	100,401	100,401	121,583	25,575	96,008	—
Accounts receivables	119,638	5,023	22,395	66,832	2,069	1,321	21,080	94	70	124	113,985	119,008	238,646	122,595	107,626	8,425
Liabilities
Short and long-term debt	—	—	60,775	14,784	—	19,866	28,503	19,428	19,428	469,972	632,756	632,756	632,756	11,166	621,590	—
Other liabilities	12,661	248	22,124	43,279	1,132	3,574	31,111	2,769	339	5,529	109,857	110,105	122,766	79,540	580	42,646

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2008

Stated in thousand of pesos

1.	None

2.	None

3.	Receivables and liabilities by maturity date

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
		09.30.2008	Current	12.31.2008	03.31.2009	06.30.2009	09.30.2009
Receivables	Mortgages and leases receivable	2,204	6	15,520	20	24	21	17,795
	Other receivables	38	6,422	80,520	1,013	46	697	88,736

	Total	2,242	6,428	96,040	1,033	70	718	106,531

Liabilities	Trade accounts payable	—	307	8,815	—	—	—	9,122
	Mortgages payable	—	—	—	—	—	—	—
	Customer advances	—	—	27,579	482	482	482	29,025
	Short and long-term debt	—	—	79,245	6,443	20,823	(219)	106,292
	Salaries and social security payable	—	—	1,637	577	—	665	2,879
	Taxes payable	—	—	5,530	20	4,214	21	9,785
	Other liabilities	—	4,239	16,903	1,188	1,219	2,240	25,789

	Total	—	4,546	139,709	8,710	26,738	3,189	182,892

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2008

Stated in thousand of pesos

3. (Continued)

Concepts		Without term (Point 3.b.)	To be due (Point 3.c.)
		Non current	12.31.2009	03.31.2010	06.30.2010	09.30.2010	12.31.2010	03.31.2011	06.30.2011	09.30.2011	12.31.2011
Receivables	Mortgages and lease receivable	—	17	17	18	18	19	19	20	21	21
	Other receivables and prepaid expenses	116,588	9,988	3,279	144	147	7,166	40	40	41	41

	Total	116,588	10,005	3,296	162	165	7,185	59	60	62	62

Liabilities	Trade accounts payables	5,643	—	—	—	—	—	—	—	—	—
	Mortgages payable	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	497	—	—	—	—	—	—	—	—
	Short and long-term debts	—	9,188	(219)	20,823	(219)	(219)	(219)	20,824	(219)	(219)
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	—	21	21	22	22	23	1,162	24	25	25
	Other liabilities	8	1,221	1,663	29,789	1,131	1,100	472	1,191	112	131

	Total	5,651	10,927	1,465	50,634	934	904	1,415	22,039	(82)	(63)

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2008

Stated in thousand of pesos

3. (Continued)

Concepts		To be due (Point 3.c.)									Total
		03.31.2012	06.30.2012	09.30.2012	09.30.2013	09.30.2014	09.30.2015	09.30. 2016	09.30. 2017	09.30.2018
Receivables	Mortgages and lease receivable	22	22	23	18	—	—	—	—	—	255
	Other receivables and prepaid expenses	40	40	40	161	163	283	161	161	2,481	141,004

	Total	62	62	63	179	163	283	161	161	2,481	141,259

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—	5,643
	Mortgages payable	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	—	—	—	—	—	—	—	—	497
	Short and long-term debts	(219)	20,824	(219)	20,167	(875)	(875)	(875)	469,885	—	557,334
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	26	26	27	114	82	—	—	—	—	1,620
	Other liabilities	—	—	—	94	—	69	—	—	—	36,981

	Total	(193)	20,850	(192)	20,375	(793)	(806)	(875)	469,885	—	602,075

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2008

Stated in thousand of pesos

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current			Totals
		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Mortgages and leases receivable	12,267	5,528	17,795	—	255	255	12,267	5,783	18,050
	Other receivables and prepaid expenses	58,974	29,775	88,749	130,762	10,229	140,991	189,736	40,004	229,740

	Total	71,241	35,303	106,544	130,762	10,484	141,246	202,003	45,787	247,790

Liabilities	Trade accounts payable	8,085	1,037	9,122	—	5,643	5,643	8,085	6,680	14,765
	Mortgages payable	—	—	—	—	—	—	—	—	—
	Customer advances	2,584	26,441	29,025	497	—	497	3,081	26,441	29,522
	Short and long-term debt	63,409	42,883	106,292	(6,486)	563,820	557,334	56,923	606,703	663,626
	Salaries and social security payable	2,879	—	2,879	—	—	—	2,879	—	2,879
	Taxes payable	9,785	—	9,785	1,620	—	1,620	11,405	—	11,405
	Other liabilities	7,909	17,917	25,826	4,488	32,456	36,944	12,397	50,373	62,770

	Total	94,651	88,278	182,929	119	601,919	602,038	94,770	690,197	784,967

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2008

Stated in thousand of pesos

4.b.	Breakdown of accounts receivables and liabilities by adjustment clause

Concepts		Current			Non-current			Totals
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Mortgages and leases receivable	17,795	—	17,795	255	—	255	18,050	—	18,050
	Other receivables and prepaid expenses	88,749	—	88,749	140,991	—	141,004	229,740	—	229,740

	Total	106,544	—	106,544	141,246	—	141,259	247,790	—	247,790

Liabilities	Trade accounts payable	9,124	—	9,122	5,641	—	5,643	14,765	—	14,765
	Mortgages payable	—	—	—	—	—	—	—	—	—
	Customer advances	29,025	—	29,025	497	—	497	29,522	—	29,522
	Short and long-term debt	106,292	—	106,292	557,334	—	557,334	663,626	—	663,626
	Salaries and social security payable	2,879	—	2,879	—	—	—	2,879	—	2,879
	Taxes payable	9,785	—	9,785	1,620	—	1,620	11,405	—	11,405
	Other liabilities	25,826	—	25,826	36,944	—	36,981	62,770	—	62,770

	Total	182,931	—	182,892	602,036	—	602,036	784,967	—	784,967

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2008

Stated in thousand of pesos

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Conceptos		Current				Non-current						Non accruing interest	Total
		Accruing interest		Non accruing interest	Total	Accruing interest		Non accruing interest	Total	Accruing interest
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Mortgage and lease receivables	313	—	17,482	17,795	255	—	—	255	568	—	17,482	18,050
	Other receivables	37,986	6,878	43,886	88,750	68,296	3,138	69,556	140,990	106,282	10,016	113,442	229,740

	Total	38,299	6,878	61,368	106,545	68,551	3,138	69,556	141,245	106,850	10,016	130,924	247,790

Liabilities	Trade accounts payable	—	—	9,123	9,123	—	—	5,642	5,642	—	—	14,765	14,765
	Mortgages payable	—	—	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	—	29,025	29,025	—	—	497	497	—	—	29,522	29,522
	Short and long-term debt	94,281	—	12,011	106,292	563,820	—	(6,486)	557,334	658,101	—	5,525	663,626
	Salary and social security charges	—	—	2,879	2,879	—	—	—	—	—	—	2,879	2,879
	Taxes payable	80	—	9,705	9,785	482	—	1,138	1,620	562	—	10,843	11,405
	Other liabilities	—	14,955	10,871	25,826	—	28,441	8,503	36,944	—	43,396	19,374	62,770

	Total	94,361	14,955	73,614	182,930	564,302	28,441	9,294	602,037	658,663	43,396	82,908	784,967

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2008

Stated in thousand of pesos

5.	Related parties

a.	Interest in related parties. See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 11).

Current mortgages and leases receivable net

September 30, 2008
Related parties:
Alto Palermo S.A.	2,558
Cyrsa S.A.	2,098
Inversora Bolívar S.A.	2,027
Hoteles Argentinos S.A.	1,014
Llao Llao Resorts S.A.	995
Solares de Santa María S.A.	546
Cresud S.A.C.I.F. y A.	451
Tarshop S.A.	423
Consultores Assets Management S.A.	333
Consorcio Libertador	267
Rummaala S.A.	174
Nuevas Fronteras S.A.	155
Canteras Natal Crespo S.A.	125
Comercializadora Los Altos S.A.	48
Puerto Retiro S.A.	47
Palermo Invest S.A.	38
Patagonian Investments S.A.	26
Pereiraola S.A.I.C.I.F.	22
Museo de los Niños	21
Banco de Crédito y Sercuritización S.A.	18
E-Commerce Latina S.A.	2

TOTAL	11,388

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2008

Stated in thousand of pesos

5.	(Continued)

Other current receivables and prepaid expenses

September 30, 2008
Related parties:
Llao-Llao Resorts S.A.	31,759
Solares de Santa María S.A.	5,923
Palermo Invest S.A.	5,450
Inversora Bolívar S.A.	4,047
Canteras Natal Crespo S.A.	1,293
Cyrsa S.A.	681
Advances to managers, directors and other staff of the company	225
Cresud S.A.C.I.F. y A.	153
Alto Palermo S.A.	143
Directors	86
Consorcio Libertador	33
Ritelco S.A.	14
Estudio Zang, Bergel Viñes	9
Rummaala S.A.	6
Consultores Assets Management S.A.	4
Panamerican Mall S.A.	3
Fundación IRSA	2
E-Commerce Latina S.A.	1
Nuevas Fronteras S.A.	1

TOTAL	49,833

Other non-current receivables and prepaid expenses

September 30, 2008
Related parties:
Inversora Bolivar S.A.	61,206
Llao Llao Resorts S.A.	7,091

TOTAL	68,297

Current investments

September 30, 2008
Related parties
Alto Palermo S.A.	1,935

TOTAL	1,935

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2008

Stated in thousand of pesos

5.	(Continued)

Non-Current investments

September 30, 2008
Related parties:
Alto Palermo S.A.	99,499

TOTAL	99,499

Non-current investments

September 30, 2008
Related parties
Cyrsa S.A.	37,939

Total	37,939

Current trade accounts payable

September 30, 2008
Related parties
Alto Palermo S.A.	1,203
Inversora Bolívar S.A.	750
Cyrsa S.A.	672
Cresud S.A.C.I.F. y A.	620
Estudio Zang, Bergel Viñes	75
Consorcio Libertador	31
Advances to managers, directors and other staff of the company	27
Comercializadora Los Altos S.A.	5
Shopping Alto Palermo S.A.	3
Llao Llao Resorts S.A.	2

TOTAL	3,388

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2008

Stated in thousand of pesos

5.	(Continued)

Short term debt

September 30, 2008
Related Parties
E-Commerce Latina S.A.	3,595

TOTAL	3,595

Other current liabilities

September 30, 2008
Related Parties
Ritelco S.A.	14,956
Directors	1,289
Hoteles Argentinos S.A.	591
Alto Palermo S.A.	60
Estudio Zang, Bergel & Viñes	48
Consorcio Libertador	17

TOTAL	16,961

Other non-current liabilities

September 30, 2008
Related Parties
Ritelco S.A.	28,441
Directors	8

TOTAL	28,449

6.	Note 11

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.q. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2008

Stated in thousand of pesos

13.	Insured Assets.

Real State	Insured amounts(1)	Accounting values	Risk covered
AVDA. MADERO 942	681	2,285	Third party liability with additional coverage and minor risks
BOUCHARD 551	55,842	155,226	Third party liability with additional coverage and minor risks
BOUCHARD 710	33,518	67,305	Third party liability with additional coverage and minor risks
CONSTITUCION 1111	157	983	Third party liability with additional coverage and minor risks
CONSTITUCION 1159	—	4,100	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	4,736	20,287	Third party liability with additional coverage and minor risks
DELLA PAOLERA 265	90,000	171,758	Third party liability with additional coverage and minor risks
DIQUE 2 M10 (L) Building A	10,642	17,992	Third party liability with additional coverage and minor risks
DOCK DEL PLATA	10,824	25,654	Third party liability with additional coverage and minor risks
EDIFICIOS REPUBLICA	70,278	228,767	Third party liability with additional coverage and minor risks
EDIFICIO CRUCEROS	9,840	277	Third party liability with additional coverage and minor risks
LAMINAR PLAZA	5,597	28,342	Third party liability with additional coverage and minor risks
LIBERTADOR 498	25,717	39,632	Third party liability with additional coverage and minor risks
LIBERTADOR 602	681	2,732	Third party liability with additional coverage and minor risks
MADERO 1020	863	696	Third party liability with additional coverage and minor risks
MAIPU 1300	17,758	41,029	Third party liability with additional coverage and minor risks
MUSEO RENAULT	3,200	8,408	Third party liability with additional coverage and minor risks
RECONQUISTA 823	8,921	18,445	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	159	269	Third party liability with additional coverage and minor risks
SARMIENTO 517	27	363	Third party liability with additional coverage and minor risks
SUIPACHA 652	11,738	11,840	Third party liability with additional coverage and minor risks
TORRE RENOIR I	4,736	1,491	Third party liability with additional coverage and minor risks

(1)	The insured amounts are in U.S. dollars and they are expressed at official buying exchange rate as of September 30, 2008, in accordance with Banco Nación record

In our opinion, the above-described insurance policies cover current risks adequately.

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	See Note 12.b. y 22 to the unaudited financial statements.

To date, the Board of Directors continues analyzing the Company’s dividends policy.

Autonomous City of Buenos Aires, November 11, 2008.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	September 30, 2008	September 30, 2007	September 30, 2006	September 30, 2005	September 30, 2004
Current Assets	755,521	1,126,505	498,820	407,245	278,450
Non-Current Assets	3,699,489	3,115,043	2,262,362	2,160,179	1,938,325

Total	4,455,010	4,241,548	2,761,182	2,567,424	2,216,775

Current Liabilities	749,438	716,895	423,657	377,761	248,292
Non-Current Liabilities	1,393,285	1,280,166	377,142	454,154	521,668

Subtotal	2,142,723	1,997,061	800,799	831,915	769,960

Minority interest	458,374	460,492	454,981	443,667	451,592
Temporary differences in valuation of hedge derivate instruments	—	—	—	826	—

Shareholders’ Equity	1,853,913	1,783,995	1,505,402	1,291,016	995,223

Total	4,455,010	4,241,548	2,761,182	2,567,424	2,216,775

3.	Consolidated result structure as compared with the same period for the four previous years.

	September 30, 2008	September 30, 2007	September 30, 2006	September 30, 2005	September 30, 2004
Operating income	(888)	55,236	51,654	33,436	19,575
Amortization of goodwill	536	106	(250)	(279)	(644)
Financial results	(61,747)	(40,735)	(3,112)	(13,026)	(12,260)
(Loss) Gain in equity investments	(28,648)	(19,548)	1,396	19,086	22,539
Other income and expenses, net	(1,342)	(2,575)	(4,575)	(1,754)	(1,126)

Net gain before taxes	(92,089)	(7,516)	45,113	37,463	28,084
Income tax/ MPIT	2,429	(12,429)	(18,949)	(13,263)	(8,877)
Minority interest	19,395	(10,078)	(10,545)	(5,554)	(2,017)

Net gain	(70,265)	(30,023)	15,619	18,646	17,190

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousand of pesos.

	As of
Real Estate	September 30, 2008	September 30, 2007	September 30, 2006	September 30, 2005	September 30, 2004
Apartments & Loft Buildings
Alto Palermo Park	—	—	—	—	—
Torre Renoir II	—	—	—	—	—
Edificios Cruceros	—	—	2,753	—	—
Alcorta Plaza (1)	—	—	—	—	—
Concepción Arenal y Borrego 1916	—	—	—	—	—
Minetti D	—	—	—	—	—
Torres de Abasto (1)	—	—	—	—	11
Barrio Chico	775	855	—	—	—
Torres Jardín	201	16	—	—	—
Other	—	—	—	—	—

Residential Communities
Abril / Baldovinos (2) (3)	1,200	334	561	463	1,148
Villa Celina IV and V	76	—	—	—	—

Undeveloped parcel of lands
Canteras Natal Crespo	—	11	26	—	—
Benavidez	—	—	—	—	—
Caballito	—	—	—	—	—
Santa María del Plata	—	—	—	—	—
Terreno Rosario (1)	—	—	—	—	—
Other	—	—	—	—	—

Other
Alsina 934	—	—	—	—	—
Dock 13	—	—	46	—	—
Hotel Piscis	—	—	—	—	—
Dique II	—	—	—	—	—
Dique III	—	—	26,206	—	—
Madero 1020	—	—	—	—	—
Bouchard 551	—	—	—	—	—
Other	3	—	110	37	—

	2,255	1,216	29,702	500	1,159

(1)	Through Alto Palermo S.A.
(2)	It corresponds to commercial business of April that belong 50% to IRSA and 50% to IBSA.
(3)	Includes the revenues for the sale of Dormies.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

5.	Key ratios as compared with the same period for the four previous years.

	September 30, 2008		September 30, 2007		September 30, 2006		September 30, 2005		September 30, 2004
Liquidity ratio
Current Assets	755,521	= 1.01	1,126,505	= 1.57	498,820	= 1.18	407,245	= 1.07	278,450	= 1.12

Current Liabilities	749,438		716,895		423,657		377,761		248,292

Indebtedness ratio
Total liabilities	2,142,723	= 1.16	1,997,061	= 1.12	800,799	= 0.53	831,915	= 0.64	769,960	= 0.77

Shareholders’ Equity	1,853,913		1,783,995		1,505,402		1,291,016		995,223

Solvency
Shareholders’ Equity	1,853,913	= 0.87	1,783,995	= 0.89	1,505,402	= 1.88	1,291,016	= 1.55	995,223	= 1.29

Total liabilities	2,142,723		1,997,061		800,799		831,915		769,960

Immobilized Capital
Non-Current Assets	3,699,489	= 0.83	3,193,706	= 0.75	2,626,362	= 0.82	2,160,179	= 0.84	1,938,325	= 0.87

Total Assets	4,455,010		4,241,548		2,761,182		2,567,424		2,216,775

6.	Brief comment on the outlook for the coming year.

See Attached.

IRSA Inversiones y Representaciones Sociedad Anónima

SUMMARY as of September 30, 2008

I. Macroeconomic Context

Given the deteriorated international financial conditions seen in recent months, the scenario appears to be one of reduced liquidity in the global economy, which in turn requires an adjustment to the prospects for global economic growth. This may have a negative impact on the level of economic activity in Argentina and hence on the level of financing of the public budget and foreign trade balances which during the past years have been showing signs of robustness. Within this context, our business lines are well positioned to face a scenario of reduced growth thanks to the levels of cash flow generation and their long term maturity profiles.

Regarding the performance of economic activity in Argentina, according to official data concerning the month of August 2008, the Monthly Estimate of Economic Activities (Estimador Mensual de la Actividad Económica, EMAE) pointed to 7.4% growth compared to the first eight months of the year 2007. Therefore, though some signs of a slow-down in the rate of growth in economic activity have started to be perceived, the data available as of the month of August 2008 showed that August was marking the sixty-eighth consecutive month of expansion since December 2002.

When it comes to Public Finances, fiscal accounts, foreign trade current account balances and the reserves held by the Central Bank of Argentina (Banco Central de la República Argentina, BCRA), they have performed favorably. During the first eight months of calendar 2008, Argentina’s primary fiscal surplus showed a year-on-year 43% change driven by high tax revenues. As regards the country’s external accounts, Argentina had posted a US$ 894 million surplus in its current account for the second quarter of calendar 2008. As a result, the Central Bank succeeded in strengthening its position in reserves and succeeded in accumulating as of September 30, 2008 a level of US$ 47,121 million, which allows the Central Bank to manage the increase in volatility in the inflows and outflows of capital caused by the special current financial markets environment.

The construction industry continues to expand, though at a more moderate pace compared to previous periods. According to the data shown by the Summary Indicator of Construction Activities (Indicador Sintético de la Actividad de la Construcción, ISAC) prepared by the National Institute of Statistics and Censuses (Instituto Nacional de Estadísiticas y Censos, INDEC), for the first nine months of calendar 2008 this index has shown a 7.6% increase compared to the same period of the previous year. Compared to the same month of the previous year, during the month of September, the index has shown a positive 5.7% change without accounting for seasonality and a 9.4% change in the series that accounts for seasonality.

As regards the demand for homes in the residential real estate market, on one hand it may be influenced by the impact of a cooler economy and on the other hand, it may be pushed by the impact of local investors’ preference for channeling their savings to the real estate sector in times of volatility in financial markets. What seems to be more apparent, is that our market should not expect to see a crisis in sub-prime mortgage loans affecting the value of homes as has been the case in other economies basically because home mortgage loans in the Argentine market remain at hardly 2% of the country’s GDP.

According to the Argentine Chamber of Medium Sized Companies (Cámara Argentina de la Mediana Empresa, CAME) in September 2008 retail sales dropped by 8.7% compared to the same month of 2007 as a result of the uncertain global and local economic conditions. In contrast, our Shopping Center segment continued to perform favorably over the last quarter and showed a year-on-year increase in sales, with positive growth rates. The leading position enjoyed by our shopping centers in the market as well as our shopping centers’ cash flow generation compared to the long-term profile in debt maturities entail that the business is in a position to face a more adverse economic context.

The Office market in Buenos Aires: up to now, the local market had benefited from the absence of available office space which in turn led to a stepwise increase in prices. In our premium locations, rentals had even largely exceeded the amounts charged in Argentina in the years when the Convertibility Law was in force. Recently, certain caution has been noticed among lessees regarding the decision to lease larger areas. However, this circumstance has not yet had an impact on prices or available space. According to Richard Ellis, the rental prices for AAA class offices in the areas of Plaza San Martín, Catalinas and Plaza Roma are on average above US$35/square meter/month, and the rentals charged in the Plaza Roma area have reached approximately US$40/square meter/month.

IRSA Inversiones y Representaciones Sociedad Anónima

The Hotel market, and particularly the five-star hotel sector, has been favored over the past five years by the increase in the number of tourists with high purchasing power and by a nominal exchange rate that has favored industry competitiveness.

Broadly speaking, the Company’s segments continue to show a robust position within the current macroeconomic juncture. Although there has been a change in outlook given the healthy cash flows that the Company has been showing and the long-term financing basis attained in previous fiscal years, we are capable of sustaining our leading market position.

Comment on operations during the quarter ended September 30, 2008

Our revenues rose by 11.7%, from Ps.195.6 million as of September 30, 2007 to Ps.218.4 million as of September 30, 2008. The share of the Company’s various segments in net revenues was as follows: sales and developments increased 85.4% to Ps.2.3 million, offices and other rental properties increased 42.6% to Ps.29.5 million, shopping centers increased 18.7% to Ps.95.1 million, hotels increased 19.7% to Ps.42.2 million, consumer finance decreased 15.9% to Ps.48.8 million, and financial operations and others recorded revenues of Ps.0.5 million.

Our operating income decreased to a loss of Ps.0.9 million as of September 30, 2008 compared to an income of Ps.55.2 million as of September 30, 2007, mainly due to the operating losses recorded in the consumer finance segment. Excluding the effect of this segment, the operating income of the other segments increased 54.1% from Ps.47.2 million to Ps.72.8 million.

Net income for the three months ended September 30, 2008 decreased by Ps.40.2 million, totaling a loss of Ps.70.3 million compared to a loss of Ps.30.0 million posted during the same period of fiscal year 2007.

As regards financial results, they entailed a Ps.61.7 million loss for the three months ended September 30, 2008, compared to a loss of Ps.40.7 million in the same period of fiscal year 2007, largely explained by the fluctuations in the exchange rate applied for valuing the Company’s stock of debt as of the closing date.

Finally, the results from related companies showed a loss of Ps.28.6 million during the first quarter of fiscal year 2009 compared to a loss of Ps.19.5 million in the same period of fiscal year 2008, due to losses in our related company Banco Hipotecario S.A. caused mainly by the decrease in the valuation of its portfolio of financial assets resulting from the current financial conditions.

First quarter of fiscal year 2009 highlights, including significant operations occurred after the end of the period

I. Offices and Other Rental Properties

During the first quarter of fiscal year 2009, income from rental properties totaled Ps.29.5 million, a 42.6% increase compared to the figure of Ps.20.7 million recorded in the same period of fiscal year 2008.

We have grown significantly in this segment in recent years, as shown by the noteworthy increase in leaseable area and low vacancy rates, combined with higher rates. The acquisitions made have helped us gain a strong leading position in the Buenos Aires office market, which we intend to maintain and keep developing.

Our offices continue to have full occupancy levels, reaching 99.0% during the first three months of fiscal year 2009 excluding Edificio República, which has been recently added to our portfolio (90.8% including this building), compared to 99.1% for the first three months of the previous fiscal year. The vacancy rate in Edificio República is explained by the fact that it is in the absorption process after having joined our portfolio with an occupancy rate of 30.2% at year end.

Dique IV, Puerto Madero. Our current portfolio of projects includes the addition of 11,000 sqm of leasable area in Dique IV in Puerto Madero, currently under construction and entailing a total investment of Ps.61.5 million approximately. As of October 30, work in progress is 75% and completion is scheduled for the beginning of calendar year 2009.

Lipstick Building, New York. On July 2, 2008, we acquired a 30% ownership interest in a company organized in the State of Delaware, USA, “Metropolitan 885 Third Avenue LLC”. Its main asset is an office building in the City of New York, situated at Third Avenue between Fifty-third and Fifty-fourth Streets in Manhattan. This transaction entailed a disbursement of US$22.6 million. This building, highly distinguishable from the others in its vicinity, is a so-called Trophy Building, recognized with the 1987 and 1990 editions of the prize awarded by the Building Owners and

IRSA Inversiones y Representaciones Sociedad Anónima

Managers Association (BOMA). Its leasable area is 59,000 square meters distributed in 34 stories and 2 commercial underground levels. Given its one-of-a kind features, it is a landmark icon of architectural design in the midst of Midtown Manhattan, with an approximate height of 143 meters. It was built in 1986 based on a design by renowned US architects Philip Johnson and John Burgee.

Below is detailed information on our office space as of September 30, 2008:

Offices and Other Rental Properties

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2) Sep-08	IRSA’s Effective Interest	Monthly Rental Income Ps,/000 (3)	Accumulated rental income as of September 30, Ps./000 (4)			Book value $/000 (5)
						2009	2008	2007
Offices
Intercontinental Plaza (6)	11/18/97	22,535	100.00%	100%	1,420	3,730	2,621	1,691	89,536
Dock Del Plata	11/15/06	7,921	100.00%	100%	549	1,606	1,883	—	25,523
Libertador 498	12/20/95	10,533	100.00%	100%	833	2,313	2,035	1,286	39,275
Maipú 1300	09/28/95	10,280	95.80%	100%	747	1,918	1,824	1,306	40,695
Laminar Plaza	03/25/99	6,521	100.00%	100%	517	1,501	1,260	1,099	28,131
Reconquista 823/41	11/12/93	5,016	100.00%	100%	192	557	512	—	18,281
Suipacha 652/64	11/22/91	11,453	100.00%	100%	370	652	625	298	11,727
Edificios Costeros	03/20/97	6,389	83.62%	100%	330	975	906	671	17,785
Costeros Dique IV	08/29/01	5,437	100.00%	100%	418	1,221	992	477	20,140
Bouchard 710	06/01/05	15,014	100.00%	100%	1,361	3,866	2,423	1,516	67,050
Bouchard 551	03/15/07	23,378	100.00%	100%	1,484	4,460	3,406	—	154,644
Madero 1020	12/21/95	215	100.00%	100%	3	10	25	23	682
Della Paolera 265	08/27/07	15,822	100.00%	100%	1,334	4,690	1,385	—	164,824
Edificio República	04/28/08	19,533	30.20%	100%	713	995	N/A	N/A	227,652
Other offices (7)	N/A	3,677	100.00%	N/A	144	420	339	308	10,466

Subtotal Offices		163,725	90.8%	N/A	10,415	28,914	20,235	8,675	916,411

Other Properties
Commercial properties (8)	N/A	504	45.46%	N/A	18	52	51	53	4,086
Works in progress Dique IV (11)	12/02/97	N/A	N/A	100%	N/A	—	—	—	44,655
Museo Renault	12/06/07	1,275	100.00%	100%	17	89	N/A	N/A	4,946
Thames (6)	11/01/97	33,191	100.00%	100%	51	152	152	152	3,899
Santa María del Plata S.A.	07/10/97	60,100	100.00%	90%	69	266	207	204	12,494
Other Properties (9)	N/A	2,072	100.00%	N/A	16	50	49	15	6,135

Subtotal Other Properties		97,142	99.7%	N/A	171	609	460	424	76,215

Management fees (12)		N/A	N/A	N/A	N/A	(19)	—	401	N/A

TOTAL OFFICES AND OTHER (10)		260,866	94.10%	N/A	10,586	29,504	20,695	8,698	992,627

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of 09/30/08 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774 and Sarmiento 517 (through IRSA).
(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I, Abril retail stores (fully assigned) and Casona de Abril (through IRSA and IBSA).
(9)	Includes the following properties: 1 unit in Alto Palermo Park (through Inversora Bolivar S.A.), Constitución 1159 (through IRSA) and Others IRSA.
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(11)	Corresponds to a work in progress for an AAA office building in the area of Puerto Madero.
(12)	Income from building management fees.

IRSA Inversiones y Representaciones Sociedad Anónima

II. Alto Palermo S.A (“APSA”): Shopping Centers and Consumer Finance

The following information relates to data extracted from the balance sheet of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping center business, in which we had a 63.3% interest as of September 30, 2008.

For the three month period the Company’s net result was a loss of Ps. 23.0 million, compared to an income of Ps. 21.1 million recorded in the same period of the previous year. This result is explained by a Ps. 22.6 million income in the Shopping Center segment and a Ps. 45.6 million loss in the Consumer Finance Segment, as explained below under “Consumer Finance Segment”.

Total revenues as of September 30, 2008, amounted to Ps. 143.9 million, i.e., 4.2% higher than the total revenues recorded in the same period of the previous year. As concerns net revenues, the Shopping Center segment posted an increase of 18.7% in net revenues, whereas the Consumer Finance segment recorded a 15.9% decrease.

Gross profit for the period showed a 13.9% decrease, from Ps. 85.5 million to an income of Ps. 73.6 million for the period ended September 30, 2008 compared to the same period of 2007. This result is explained by a 26.6% increase in the gross profit of the Shopping Center segment, along with a 88.5% reduction in the gross profit of the Consumer Finance segment.

The consolidated operating result for the period registered a loss of Ps. 20.9 million compared to Ps. 47.2 million registered in the same period of the previous year, resulting from the negative result reflected in the Consumer Finance segment, as described above. EBITDA1 for the three month period totaled Ps. 0.1 million representing a 99.8% decrease compared to the EBITDA for the same period of the previous year. The Shopping Center segment has posted a 27.4% increase in terms of EBITDA.

Our tenants’ sales have continued to grow, reaching Ps. 1,026.4 million in the three-month period ended September 30, 2008, 20.3% higher in nominal terms than those recorded in the same period of the previous year.

In addition, the business success of our tenants continues to increase demand for space at our shopping centers. In this way, we have maintained an occupancy rate of 98.7%. Although this percentage is lower than the one recorded as of June 30, 2008, the variation reflects a series of reforms under way in Córdoba Shopping, Villa Cabrera.

Coto Residential Project. In July 2008, a conditional barter agreement was executed whereby APSA would transfer to CYRSA 112 parking lots and the rights to build two buildings in this parcel owned by APSA. With a surface area of approximately 24,000 square meters, this parcel is located on top of the Coto Hypermarket, close to our Abasto Shopping Center. As consideration, Cyrsa would deliver to APSA an amount to be determined in the future of the units comprising the building that would be constructed equivalent to 25% of the square meters. The total amount of the transaction between Cyrsa and APSA amounts to US$ 5.9 million.

Panamerican Mall Project, City of Buenos Aires. In December 2006 we entered into several agreements for the construction, marketing and management of a new shopping center to be developed in the neighborhood of Saavedra, City of Buenos Aires, by Panamerican Mall S.A. The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office building and/or a residential building. This is one of the Company’s most important projects. In March 2007 we started to build the shopping center, which we expect to open during the first half of 2009. At the closing of the quarter, the degree of progress of the works was 46%.

[1]

EBITDA represents the operating income plus depreciation and amortization charges. EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

IRSA Inversiones y Representaciones Sociedad Anónima

Neuquén Project. On September 20, 2007, the Municipality of Neuquén approved the feasibility studies of our urban development project and the environmental impact study concerning the execution of the housing project in the City of Neuquén. On February 7, 2008, the blueprints were filed with the Municipality and the construction fees were paid. As of the date of this release we are expecting the approval by the Municipality of Neuquén of the plans for the mixed use project in the City of Neuquén.

Is regard the new proyect the Company has commenced recently, as the case maybe to Beruti and Soleil plot of land, we do currently evaluating the next course of action.

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Rental Income as of September 30 Ps./000 (4)			Book Value (Ps. 000) (5)
					2009	2008	2007
Shopping Centers (6)
Alto Palermo	12/23/97	18,551	100.0%	100.0%	21,323	16,140	13,468	177,415
Abasto Shopping (11)	07/17/94	39,641	100.0%	99.8%	19,481	17,023	12,952	178,794
Alto Avellaneda	12/23/97	37,030	100.0%	99.8%	10,990	9,953	7,228	93,420
Paseo Alcorta	06/06/97	14,465	100.0%	99.5%	9,277	8,283	6,827	71,700
Patio Bullrich	10/01/98	11,685	100.0%	98.6%	7,708	6,557	5,738	100,168
Alto Noa Shopping	03/29/95	18,851	100.0%	98.9%	2,738	1,960	1,501	24,553
Buenos Aires Design	11/18/97	14,069	53.7%	99.1%	3,383	2,844	2,719	13,068
Alto Rosario Shopping (11)	11/09/04	28,562	100.0%	99.2%	5,828	4,678	3,384	81,189
Mendoza Plaza Shopping	12/02/04	39,688	100.0%	96.4%	6,675	5,451	3,993	87,335
Fibesa and Others (7)	—	N/A	100.0%	N/A	4,661	4,914	3,041	—
Comercializadora Los Altos S.A.	—	N/A	100.0%	N/A	250	N/A	N/A	—
Revenues from Tarshop	—	N/A	80.0%	N/A	48,792	57,993	40,240	—
Neuquén (8)	07/06/99	N/A	94.6%	N/A	—	—	—	12,955
Panamerican Mall S.A. (9)	12/01/06	37,882	80.0%	N/A	—	N/A	N/A	328,833
Córdoba Shopping Villa Cabrera (12)	12/31/06	10,117	100.0%	92.4%	2,814	2,337	N/A	71,895

TOTAL GENERAL (10)		270,541	93.9%	98.7%	143,920	138,133	101,091	1,241,325

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	APSA’s effective interest in each of its business units. IRSA has a 63.34% interest in APSA.
(4)	Total consolidated rents according to RT21 method.
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(6)	Through Alto Palermo S.A.
(7)	Includes revenues from Fibesa S.A. and Others.
(8)	Land for the development of a shopping center.
(9)	The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office and/or residential building.
(10)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements. Includes Consumer Finance income (Tarshop S.A.).
(11)	Excludes Museo de los Niños.
(12)	Includes stores closed due to remodeling works at the food court.

Consumer Finance – Subsidiary Tarshop S.A.

As a result of the current international financial scenario, a high volatility has been observed in interest rates and systemic delinquency has increased, affecting the performance and financing of the consumer finance business. The higher delinquency levels have led to an increase in the subordination of financial trusts which, added to the changes in their tax treatment, the higher interest rates resulting from higher risk and a slight deceleration in private consumption, have resulted in the need to review the general economic and the business specific prospects.

To face the growing volatility in the international financial scenario and to provide Tarshop S.A. with a suitable capital base taking into account the current market conditions, in September 2008 APSA decided to take part in Tarshop S.A.’s capital increase for up to Ps. 60 million, and increased its equity stake in Tarshop S.A. from 80% to 93.4%.

IRSA Inversiones y Representaciones Sociedad Anónima

To supplement the financial support given, several actions were taken since then through the direct counseling provided to Tarshop S.A. by APSA’s management. These actions are aimed at improving Tarshop S.A.’s performance, and include a revision in the point of sale structure involving a 17% headcount reduction, 13 less points of sale and a cut on leased centralized areas by 10% of the total. This rationalization of resources has included areas such as consulting.

In line with the commercial actions, various other measures have been implemented, including:

(i)	Redesign of the distribution channel structure.

(ii) Changes in cash lending plans and merchant financing.

(iii) Renegotiation of conditions with merchants.

After September 30, 2008, in the light of the general changing scenario and in compliance with the strategic plan devised and implemented by APSA, loans for an aggregate amount of Ps. 66 million were extended to Tarshop S.A. to improve its financial position, given the conditions faced by the financial trust segment in which part of its business is involved. At present, APSA is evaluating the suitability of capitalizing these loans.

In addition, the recent changes introduced in the tax treatment of financial trusts and other reforms made by the National Executive Branch result in the need to continuously monitor Tarshop S.A. and fine-tune its positioning strategy to adapt to the changing conditions.

As a result of all the factors mentioned, net revenues showed a 15.9% reduction, from Ps. 57.9 million during the three-month period ended September 30, 2007, to Ps. 48.8 million in the same period of this fiscal year. Gross profit stood at Ps. 3.5 million, and operating income was Ps. (75.0) million, a reduction from the Ps. 7.1 million recorded in the same period of the previous fiscal year.

In this way, our consumer finance segment posted a negative result of Ps. 45.7 million, down from an income of Ps. 4.8 million recorded in the same period of the previous fiscal year.

The credit portfolio including securitized coupons as of September 30, 2008 amounted to Ps. 848.7 million, 1% lower than the Ps. 861.5 million portfolio as of June 30, 2008.

In addition, as regards collections, 90-day delinquency as of September 30, 2008 was 6.2%, an improvement of 0.4% compared to the period ended on June 30, 2008.

III. Sales and Developments

In the three months ended on September 30, 2008, the sales and developments segment recorded revenues for Ps. 2.3 million, compared to Ps. 1.2 million for the same period of the previous fiscal year. The following paragraphs describe the Company’s major developments:

Caballito. On May 4, 2006 we entered into a US$ 7.5 million swap agreement with Koad S.A. (Koad) whereby we transferred title of block 36 of the property “Terrenos de Caballito” to Koad in order for it to develop at its sole expense, cost and risk, a complex known as “Caballito Nuevo”. The construction works have already started, and include two apartment towers of 34 floors each, with 1, 2 and 3 room units of 40 to 85 sqm. surface area, including a

IRSA Inversiones y Representaciones Sociedad Anónima

wide variety of amenities and services. In consideration for it, Koad paid to us US$ 0.05 million while the US$ 7.45 million balance will be repaid through the delivery of 118 apartment units and 55 parking spaces. The final number of units to be received will depend on the date of actual delivery by Koad, as the agreement provides for rewards based on terms of delivery. At present, the degree of progress is 70% and marketing is expected to be launched in the coming quarters.

Solares de Santa Maria, Ciudad de Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the River Plate, located in the south border of Puerto Madero (10 minutes’ away from the Presidential Palace) where we plan to start developing an urban project through our subsidiary Solares de Santa María S.A., in which we hold a 90% equity interest. The project has been designed with a residential profile and also features mixed uses, including offices, retail stores, hotels, sports and sailing clubs and service support areas such as a school, supermarket, parking areas, etc., and has been conceived as a new neighborhood in the City of Buenos Aires.

Since its purchase in 1997, we followed the application process for obtaining validation and approval of the project before the governmental authorities of the City of Buenos Aires. So as to optimize and achieve project start-up, while such consents and authorizations are obtained the Company has made contacts with investors with international experience in this kind of real estate developments.

In November 2007, the Executive Branch of the Government of the City of Buenos Aires approved the project through Decree 1584/2007. The approval was made in compliance with the standards of the urban design previously approved by the Urban Planning Council of the Executive Branch, and was passed upon by all competent authorities. The assignment of places for public use and convenience is the maximum one provided for in the Planning Code: 50% of the site will be donated for public use and convenience (357,975 sqm) in which common recreational green and sailing areas, recreation, roads, pedestrian lanes, etc. will be constructed. However, several operational and implementation issues remain to be approved by different areas of the authorities in charge of the urban affairs of the City of Buenos Aires.

This notwithstanding, the Decree has been challenged in court in its formal and procedural aspects, but the authorities have not rendered a decision in connection with this challenge yet.

As of October 30, 2008, our internal team completed the Urban Development draft project for Solares de Santa María. Feasibility studies have been filed with the service companies and we have held multiple informative meetings with several governmental agencies aimed at defining the development of the draft project.

Organization of IRSA-CYRELA and launch of the “Horizons” residential project. In the first quarter of fiscal 2008, we created together with CYRELA, a renowned Brazilian developer, an undertaking that operates under the name IRSA-CYRELA (CYRSA) to develop top-level construction residential units in Argentina that applies innovating sales and financing policies and is based on a new concept in residential units in line with the most modern trends in the world.

IRSA-CYRELA’s first project, which has been developed in a plot made up by two adjacent blocks in the Vicente López neighborhood was launched in March under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires and it will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; a complex facing the river with three 14-floor buildings and another complex on Avenida del Libertador with three 17-floor buildings,

IRSA Inversiones y Representaciones Sociedad Anónima

totaling 59,000 sqm of construction distributed in 467 units. The showroom was opened to the public in March 2008 quite successfully as the units have all been reserved. As of September 30, 2008, preliminary sales agreements had been executed for 98% of the own units subject to sale and results will be reflected as progress is made in the execution of the works, consolidated at 50%. The units will be finalized and delivered at the beginning of the year 2011. As of September 30 of this year excavation works at the “Rio” block are in full progress and excavation works at the “Parque” block will start soon.

At present, we are also evaluating the execution times of other projects jointly with CYRELA (see Terreno Caballito, CYRSA and Coto Residential Project in paragraph II, APSA).

Terreno Caballito, CYRSA. As of the closing of fiscal year 2008, we and CYRSA executed a barter deed pursuant to which we transferred to CYRSA under a swap agreement the property described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, CYRSA agreed to carry out in the property a real estate development for residential use, which shall comprise a first stage of two towers and a third building to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to IRSA US$ 0.12 million and agreed to make a non-cash consideration consisting in transferring under barter to IRSA certain home units in the buildings to be built which will represent 25% of the meters. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of IRSA in the amount of US$ 12.6 million.

On July 31, 2008, the deed of conveyance of title to the land was executed.

The following is a detail of the properties being developed by IRSA as of September 30, 2008.

IRSA Inversiones y Representaciones Sociedad Anónima

Sales

Statistical Data presented comparatively with the same period of the four previous fiscal years

	Sales of properties - Accumulated at ($ 000)
	09.30.08	09.30.07	09.30.06	09.30.05	09.30.04
Residential Apartments
Torres Jardín	201	16	—	—	—
Torres de Abasto (1)	—	—	—	—	11
Edificios Cruceros	—	—	2,753	—	—
Barrio Chico	775	855	—	—	—

Residential Communities
Abril / Baldovinos (2) (3)	1,200	334	561	463	1,148
Villa Celina I, II and III	76	—	—	—	—

Land Reserve
Canteras Natal	—	11	26	—	—

Other
Dique III	—	—	26,206	—	—
Other	3	—	156	37	—

TOTAL	2,255	1,216	29,702	500	1,159

Notes:

(1)	Through Alto Palermo S.A.
(2)	Retail stores in Abril, which belong to IRSA and IBSA on a 50/50 basis.
(3)	Includes income from the sale of dormies.

IRSA Inversiones y Representaciones Sociedad Anónima

Sales and Developments

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps, 000) (1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales, (Ps, 000) (5)	Accumulated Sales as of September 30 of Fiscal Year (Ps. 000) (6)			Book Value Ps./000 (7)
									2009	2008	2007
Residential Apartments
Torres Jardín	07/18/96	56,579	32,339	490	100.00%	100.00%	99.80%	70,626	201	16	—	161
Torres de Abasto (8)	07/17/94	74,810	35,630	545	63.33%	100.00%	100.00%	109,561	—	—	—	325
Edificios Cruceros	07/22/03	5,740	3,633	40	100.00%	100.00%	100.00%	19,676	—	—	2.753	19
Barrio Chico	03/20/03	12,171	2,891	20	100.00%	100.00%	95.00%	10,916	775	855	—	1,393
Minetti D	12/20/96	15,069	6,913	70	100.00%	100.00%	98.89%	11,675	—	—	—	58
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100.00%	100.00%	100.00%	47,920	—	—	—	—
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	94.00%	96.00%	—	—	—	—	—
Torres Renoir II (15)	11/03/97	41,808	6,294	37	100.00%	N/A	100.00%	56,591	—	—	—	44,028
Torres de Rosario (8)	04/30/99	—	1,504	15	63.33%	10.00%	0.00%	—	—	—	—	3,387
Terrenos de Caballito (16)	11/03/97	—	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Credit for barter of Terreno Caballito (Cyrsa) (15)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	20,592
Credit for barter of Terreno Caballito (KOAD) (15)	11/03/97	22,815	6,833	118	100.00%	70.00%	100.00%	22,815	—	—	—	22,663
Libertador 1703 y 1755 (Horizons)	01/16/07	—	59,000	467	50.00%	6.84%	98.00%	—	—	—	—	76,502
Other residential apartments(10)	N/A	31,101	18,186	162	100.00%	100.00%	100.00%	36,110	—	—	—	311

Subtotal Residential Apartments		318,910	206,329	2.065				385,890	976	871	2.753	173,868

Residential Communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	95.90%	222,091	1,200	334	561	7,312
Benavidez (15)	11/18/97	20,544	127,717	110	100.00%	97.00%	100.00%	11,830	—	—	—	9,995
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	98.95%	13,952	76	—	—	—

Subtotal Residential Communities		156,241	1,612,592	1.602				247,873	1,276	334	561	17,307

Land Reserves
Puerto Retiro (9)	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,251
Santa María del Plata	07/10/97	—	675,952	—	90.00%	0.00%	10.00%	31,000	—	—	—	135,785
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Terrenos Alcorta (8)	07/07/98	—	1,925	—	63.33%	0.00%	100.00%	22,969	—	—	—	—
Terreno Rosario (8)	04/30/99	—	42,620	—	63.33%	0.00%	19.85%	3,428	—	—	—	17,285
Caballito Mz 35	11/03/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	—	—
Canteras Natal Crespo	07/27/05	—	4,320,000	—	50.00%	0.00%	0.00%	223	—	11	26	5,555
Luján	05/30/08	—	1,160,000	—	100.00%	0.00%	0.00%	—	—	—	—	9,587
Terreno Beruti (8)	06/24/08	—	3,238	—	63.33%	0.00%	0.00%	—	—	—	—	52,030
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto Air Space (8)	09/24/97	—	19,755	—	63.33%	0.00%	0.00%	—	—	—	—	13,143
Torres Jardín IV	07/18/96	—	3,201	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Terreno Caballito (8)	11/03/97	—	23,389	—	63.33%	0.00%	0.00%	—	—	—	—	36,696
Patio Olmos	09/25/07	22,700	5,147	—	100.00%	100.00%	100.00%	—	—	—	—	32,944
Other Land Reserves (12)	N/A	—	13,537,620	—	81.67%	3.85%	0.00%	—	—	—	—	12,145

Subtotal Land Reserves		22,700	21,924,549	—				76,772	—	11	26	397,576

Other
Dique III	09/09/99	25,836	10,474	3	100.00%	0.00%	100.00%	91,638	—	—	26,206	—
Other (13)	N/A	14,418	7,017	33	100.00%	100.00%	99.22%	21,468	3	—	156	2,686
Subtotal Other		40,254	17,491	36				113,106	3	—	26,362	2,686

TOTAL (14)		515,405	23,760,961	3.703				823,640	2,255	1,216	29,702	591,437

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation up to 02/28/03.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation up to 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation up to 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at September 30, 2008, adjusted for inflation up to 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Through Inversora Bolívar S.A.
(10)	Includes the following properties: Dorrego 1916 through IRSA and Padilla 902.
(11)	Directly through IRSA and indirectly through Inversora Bolivar S.A. Includes sales of shares in Abril.
(12)	Includes the following land reserves: Isla Sirgadero, Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, downpayment of San Luis (through IBOSA) and C. Gardel 3134, C. Gardel 3128, Aguero 596, Zelaya 3102, Conil and Others (through APSA).
(13)	Includes the following property: Puerto Madero Dock XIII (through IRSA) and income from termination.
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(16)	Owned by CYRSA S.A.

IV. Hotels

Income from the hotel segment rose by 19.7%, up from Ps.35.3 million for the first three months of fiscal 2008 to Ps.42.2 million for the same period in fiscal 2009.

This was mainly due to the increase in the average rate, which in the first three months of fiscal 2009 performed quite favorably with an average per room of Ps. 610 compared to Ps.537 for the previous period. In addition, occupancy levels remain high and reached 73.1% in the first quarter of fiscal year 2009, compared to 73.6% in the same period of the previous fiscal year.

The following table shows information regarding our hotels for the three-month period ended September 30, 2008.

Hotels

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Average Price per room Ps. (2)	Sales as of September 30 of fiscal year Ps./000			Book value as of 09/30/08 (Ps.000)
						2009	2008	2007
Intercontinental (3)	11/01/97	76.34%	309	71.7%	484	13,832	11,853	9,216	59,093
Sheraton Libertador (4)	03/01/98	80.00%	200	88.7%	390	9,462	7,738	6,968	45,367
Llao Llao (5)	06/01/97	50.00%	201	61.1%	1153	18,947	15,687	12,422	92,604
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	73.1%	610	42,241	35,278	28,606	218,964

Notes:

1)	Accumulated average in the three-month period.
2)	Accumulated average in the three-month period.
3)	Through Nuevas Fronteras S.A. (Subsidiary of Inversora Bolívar S.A.)
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

V. Financial and other transactions

Consolidated Financial Indebtedness. As of September 30, 2008, IRSA’s total financial debt amounts to US$ 214.92 million and total consolidated financial debt (including APSA though not Tarshop) amounts to US$ 398.77 million. The following is a breakdown of the indebtedness of IRSA and APSA.

IRSA’s debt (without APSA)	Issue Currency	Outstanding principal In equivalent US$ MM		Rate	Maturity
Short-term debt	AR$	US$ 18.45		Float	Nov-08
Acquisition of shares in Palermo Invest S.A.	US$	US$ 6.00		9.00%	Oct-09
Mortgage payable over Llao Llao	US$	US$ 1.24		7.00%	Dec-09
Guaranteed loans for Argentine Hotels	US$	US$ 5.56		libor + 700 bps	Mar-10
Acquisition of the Edificio República building	US$	US$ 33.56		12.00%	Apr-13
IRSA’s Notes (Negotiable obligations)	US$	US$150.00		8.50%	Feb-17

Total debt		US$214.92

APSA’s(1)debt	Issue Currency	Outstanding principal In equivalent US$ MM		Rate	Maturity
Short-term debt	AR$	US$ 3.51		14%	Oct-08
Debt from purchase of Empalme stock	US$	US$ 2.00		6.00%	Dec-08
Purchase of Beruti Plot of Land	US$	US$ 8.90		0.00%	Feb-10
Class I Negotiable Obligations	US$	US$120.00		7.88%	May-17
Class II Negotiable Obligations	AR$	US$49.13	(2)	11.00%	Jun-12

Total debt		US$183.85

APSA’s Convertible Negotiable Obligations(3)	US$	US$ 15.49		10.00%	Jul-14

(1)	It does not include Tarshop’s indebtedness.
(2)	As of September 30, 2008, the Company has bought an amount equivalent to nominal value 4,818,000 of Class II Negotiable Obligations.
(3)	31,738,262 of APSA’s Convertible Negotiable Obligations are held by IRSA.

VI. Brief comment on prospects for the next quarter

In the next quarter the likelihood of a more adverse world economic scenario could likely impact on the activity levels of the Argentine economy, and hence on our business lines. However, our business lines’ cash flow generation and long-term debt maturity profile leads us to think that the Company is well positioned from a financial standpoint to face the new economic environment.

As concerns our Shopping Center segment we plan to continue offering an attractive and broad variety of commercial proposals for our customers, aimed at maintaining our Company’s leading position in the industry that we have achieved during the last years. As part of our ongoing efforts to optimize our mix of activities offered, promotions and entertainment we will continue the process of renovation of our existing Shopping Centers, which will be added to the already completed refurbishment works in Shopping Alto Palermo, Paseo Alcorta and Alto Avellaneda. As concerns new developments we will make further progress in the construction works of the Panamericana and Av. General Paz project with the aim of completing it and turning it operational during the first half of calendar 2009.

Regarding Consumer Finance, we will continue to take actions on those areas that call for an improvement in this segment’s operating and financing performance in light of the new market scenario.

As concerns the office sector in Buenos Aires, we have recently noted certain caution among potential lessees regarding decisions to lease larger areas. However, this circumstance has still not been reflected in the prices or vacancy rates. According to Richard Ellis, rental prices of AAA class offices in the San Martín, Catalinas and Plaza Roma areas are on average above US$35/sqm/month, whereas certain properties in the Plaza Roma area have reached approximately US$40/sqm/month. Vacancy sensitivity to fluctuations in activity levels has been conditioned by the implied transaction costs incurred by Premium lessees in the execution or termination of lease agreements. This factor, combined with the strength that this segment still shows in our balance sheet and the fact that the average price of our portfolio is way below the average market price, leads us to think that revenues from this segment would not be compromised in the short term. We will continue the process of absorption of the meters added as a result of the purchase of Edificio República and completion of the building of 11,000 sqm gross leasable area in Dique IV in Puerto Madero, which we expect to conclude in the first months of calendar 2009.

Regarding the Sales and Development segment, we plan to make further progress in the execution of the first project launched through the IRSA-CYRELA vehicle, in which sales have been booked for almost 100% of the units. As concerns our other future ventures, during the current quarter we will continue to work in all the preliminary activities aimed at launching these projects.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

Legal address: Bolívar 108 – 1st floor

Autonomus City of Buenos Aires

1.

We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at Septiember 30th, 2008, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2008 and 2007 and the supplementary notes 1 to 27 and exhibits A to I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at September 30, 2008, and the consolidated statements of income and of cash flows for the three-month periods ended September 30, 2008 and 2007, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2008 and 2007, on which we issued our unqualified report on September 8, 2008, we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2008 and 2007 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2008.

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at September 30, 2008, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to thousands of Ps. 924, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 11, 2008.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	C.P.C.E.C.A.B.A. Tº 1 Fº 30
Andrés Suarez	José Daniel Abelovich
Public Accountant (U.B.A.)	Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 245 Fº 61	C.P.C.E.C.A.B.A. Tº 102 Fº 191

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors
Dated: November 18, 2008